82-5768

02 SEP 23 AM 9:23

Consolidated financial statements

02055032

SUPPL

Orange

As at and for the periods ended 30 June 2002, 30 June 2001 and 31 December 2001

dlw 9/25

ORANGE – CONSOLIDATED INCOME STATEMENTS

In millions of euro (except data per share)	*Note*	*Six Months Ended 30 June*		*Year Ended 31 December*
		2002	*2001*	*2001*
		(unaudited)		
Turnover	3	8,059	7,082	15,087
Cost of sales		(2,814)	(2,773)	(5,815)
Selling, general and administrative expenses		(2,929)	(2,662)	(5,942)
Research and development expenses		(12)	(13)	(42)
EBITDA		**2,304**	**1,634**	**3,288**
Depreciation and amortisation (excluding goodwill)	6, 7	(1,059)	(815)	(1,848)
Operating income/(loss)		**1,245**	**819**	**1,440**
Interest income (expenses), net		(197)	(219)	(420)
Foreign exchange gains/(losses)		(15)	5	(18)
Other non-operating expenses, net		(1)	(14)	(12)
Equity in net loss of affiliates (excluding goodwill amortisation)	8	(207)	(316)	(604)
Income before tax, goodwill amortisation and minority interests		**825**	**275**	**386**
Income taxes	5	(382)	(411)	(684)
Income/(loss) before goodwill amortisation and minority interests		**443**	**(136)**	**(298)**
Goodwill amortisation	6, 8	(157)	(322)	(556)
Minority interests	14	(68)	(42)	(32)
INCOME/(LOSS) BEFORE EXCEPTIONAL IMPAIRMENT CHARGE		**218**	**(500)**	**(886)**
Exceptional impairment charge	6, 8	(1,080)	-	(3,635)
NET LOSS		**(862)**	**(500)**	**(4,521)**
Basic and diluted net income/(loss) before exceptional impairment charge per share		*0.05*	*(0.10)*	*(0.18)*
Net income/(loss) per share		*(0.18)*	*(0.10)*	*(0.94)*
Diluted net income/(loss) per share		*(0.18)*	*(0.10)*	*(0.94)*

ORANGE – CONSOLIDATED BALANCE SHEETS

In millions of euro	*Note*	*As at 30 June 2002*	*As at 31 December 2001*
ASSETS		*(unaudited)*	
Goodwill, net	**6**	3,650	3,804
Intangible assets, net (excluding goodwill)	**6**	8,492	8,903
Property, plant and equipment, net	**7**	9,827	9,768
Investments accounted for under the equity method	**8**	3,582	4,897
Non consolidated investments	**9**	354	344
Other long term assets	**19**	214	6
Deferred income taxes	**5**	142	476
Total long-term assets		**26,261**	**28,198**
Inventories	**17**	221	184
Trade accounts receivable, less allowances	**17, 18**	3,410	2,909
Deferred income taxes	**5**	214	92
Prepaid expenses and other current assets	**18**	1,146	1,440
Cash and cash equivalents	**10**	650	754
Total current assets		**5,641**	**5,379**
TOTAL ASSETS		31,902	33,577
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity	**15**	**17,415**	**18,830**
Minority interests	**14**	**207**	**142**
Long-term debt, less current portion	**10**	3,206	3,900
UMTS vendor financing, less current portion	**11**	513	234
Other long-term liabilities	**5, 13**	269	284
Total long-term liabilities		**3,988**	**4,418**
Current portion of long-term debt, bank overdrafts and other short-term borrowings	**10**	3,589	3,056
Trade accounts payable		4,157	4,391
Accrued expenses and other current liabilities	**10**	2,033	2,279
Deferred income taxes	**5**	39	53
Deferred income		474	408
Total current liabilities		**10,292**	**10,187**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		31,902	33,577

ORANGE – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

In millions of euro (except number of shares)	*Number of shares issued*	*Share capital*	*Additional paid-in capital*	*Retained earnings*	*Foreign currency translation adjustment*	*Total Shareholders' equity*
Balance at 1 January 2001	**4,801,915,818**	**4,802**	**60,392**	**(42,711)**	**16**	**22,499**
Net loss for the year	-	-	-	(4,521)	-	(4,521)
Increase in capital	12,647,072	13	83	-	-	96
Translation adjustment	-	-	-	-	176	176
Other changes	-	-	-	580	-	580
Balance at 31 December 2001	**4,814,562,890**	**4,815**	**60,475**	**(46,652)**	**192**	**18,830**
Net loss for the six-month period ended 30 June 2002	-	-	-	(862)	-	(862)
Increase in capital	-	-	-	-	-	-
Translation adjustment	-	-	-	-	(561)	(561)
Other changes	-	-	-	8	-	8
Balance at 30 June 2002 (unaudited)	**4,814,562,890**	**4,815**	**60,475**	**(47,506)**	**(369)**	**17,415**

See Note 15.

ORANGE – CONSOLIDATED CASH FLOW STATEMENTS

In millions of euro

	Note	Six Months Ended 30 June		Year Ended 31 December
		2002	2001	2001
		(unaudited)		
OPERATING ACTIVITIES				
Net loss		(862)	(500)	(4,521)
Depreciation and amortisation of property, plant and equipment, intangible assets and goodwill	6, 7, 8	1,216	1,137	2,404
Exceptional impairment charge	6, 8	1,080	-	3,635
Loss/(gain) on disposal of assets		6	17	(17)
Changes in valuation allowances and other provisions		(13)	72	240
Equity in net loss of affiliates (excluding goodwill amortisation)	8	207	316	604
Deferred income taxes	5	57	28	74
Minority interests	14	68	42	32
Other elements		-	-	(3)
Funds generated from operations		**1,759**	**1,112**	**2,448**
Change in other operating assets and liabilities		(140)	(445)	208
Net cash provided by operating activities		**1,619**	**667**	**2,656**
INVESTING ACTIVITIES				
Purchase of property, plant and equipment and intangible assets (excluding UMTS licences and net of movements on fixed assets creditors [1])	6, 7	(1,804)	(1,433)	(3,018)
Purchase of UMTS licences	6	-	(186)	(873)
Cash paid for investment securities and acquired business, net of cash acquired	19	(29)	(546)	(669)
Increase in other long-term assets	19	(259)	-	-
Proceeds from sale of investments and other assets	9, 19	1	534	545
Net cash used in investing activities		**(2,091)**	**(1,631)**	**(4,015)**
FINANCING ACTIVITIES				
Increase/(decrease) in long-term borrowings		(425)	(83)	(251)
Increase /(decrease) in bank overdrafts and short-term borrowings		528	355	(3,631)
Decrease in other liabilities	10, 19	-	(1,082)	(5,960)
Increase in UMTS vendor financing	11	279	-	234
Increase in shareholder's contribution		2	106	104
Net cash (used)/provided by financing activities		**384**	**(704)**	**(9,504)**
(Decrease)/increase in cash and cash equivalents		(88)	(1,668)	(10,863)
Impact of changes in exchange rates on cash and cash equivalents		(16)	6	5
Cash and cash equivalents at beginning of period	10	754	11,612	11,612
Cash and cash equivalents at end of period	10	**650**	**9,950**	**754**

[1] Movements on fixed assets creditors resulted in a cash inflow/(outflow) of euro (310) million for the six-month period ended 30 June 2002 (compared to euro 27 million for the six-month period ended 30 June 2001 and euro 338 million in 2001).

1. DESCRIPTION OF BUSINESS

Orange S.A. ("the Company") is listed on Premier Marché of Euronext Paris and the London Stock Exchange.

The Company, its subsidiaries, jointly controlled entities, associates and investments (together "the Group") offer a broad range of mobile voice and data communications services in France, United Kingdom and in selected markets in continental Europe and in the rest of the world.

Created on 29 December 2000, the Group consists of (i) FTM SA (renamed Orange France S.A. -"Orange France"- in 2001), formed as a result of the transfer of FTM (the mobile division of France Telecom until 31 December 1999) to FTM S.A. on 22 August 2000, with a retroactive legal effect as from 1 January 2000, (ii) the operations of Orange plc, which are mainly located in the United Kingdom and which were acquired by France Telecom from Vodafone group in August 2000 and (iii) France Telecom's operations and investments in a number of European and international subsidiaries, jointly controlled entities, associates and investments.

2. ACCOUNTING POLICIES

The Group's consolidated financial statements are prepared in accordance with French generally accepted accounting principles under Rule 99-02 of the "Comité de la Réglementation Comptable" dated 29 April 1999 and in compliance with the recommendation 99-R-01, dated 18 March 1999, of the "Conseil National de la Comptabilité" in respect of Interim Financial Reporting. The Rule 2000-06 of the "Comité de la Réglementation Comptable" on "liabilities", which was applicable from 1 January 2002, did not result in any material impact for the Group.

The management of the Group believes that the unaudited interim financial information contained in this document presents fairly, in all material respects, the financial position of the Group at 30 June 2002 and the consolidated results and cash flows for the six-month periods ended 30 June 2002 and 30 June 2001.

The interim consolidated accounts must be read in conjunction with the consolidated financial statements as at and for the year ended 31 December 2001, presented in the Document de Référence, which was filed with the "Commission des Opérations de Bourse" (COB) on 22 May 2002, under reference No. R.02-118.

PRESENTATION OF THE FINANCIAL STATEMENTS

- In the consolidated income statement, operating charges are presented on a functional basis, except for net depreciation and amortisation, which are shown under two separate headings being "Depreciation and amortisation (excluding goodwill)" and "Goodwill amortisation".
- Gains or losses on disposal of investment securities are recorded under the heading "Other non-operating income (expenses), net".
- The heading" Goodwill amortisation" includes goodwill of all consolidated companies as well as those accounted for using the equity method.
- Exceptional impairment charges are recorded as a result of the review of the value in use of the Group's goodwill and other long- lived assets.
- The balance sheet classifies assets and liabilities based on liquidity or maturity dates, and presents short-term balances (due within one year) separately from long-term balances.
- The cash flow statement excludes from changes in cash any changes in bank overdrafts and marketable securities having maturity in excess of three months at the time of purchase, which are presented respectively as financing and investing activities.

CONSOLIDATION PRINCIPLES

The consolidation principles are as follows:

- Subsidiaries which the Company controls either directly or indirectly are fully consolidated.
- Companies in which the Group and a limited number of other shareholders have agreed to exercise joint control are accounted for using the proportionate consolidation method.

- Companies over which the Group exercises significant influence but does not control (generally a 20% to 50% controlling interest) are accounted for under the equity method.

- All material inter-company balances and transactions have been eliminated.

FOREIGN CURRENCY TRANSLATION OF THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

The financial statements of foreign subsidiaries presented in local currency are translated as follows:

- assets and liabilities are translated at the closing rate,

- items in the consolidated income statement are translated at the average rate for the period,

- the resulting translation adjustment is included as a separate component of shareholders' equity. Translation adjustments relating to subsidiaries within the euro zone have been fixed based on the parities determined on 31 December 1998.

The financial statements of entities which operate in a hyper inflationary environment have been remeasured into their functional currency, prior to converting to euro, using the following method:

- monetary elements of the balance sheet are translated at the closing rate,

- non monetary elements are converted at the historic rate,

- items in the consolidated income statement are translated at the average rate for the period except for depreciation and provision charges and reversals which are translated at the historic rate.

- the resulting translation adjustment is recorded in the consolidated income statement as an exchange gain or loss.

TRANSACTIONS IN FOREIGN CURRENCIES

At year-end, monetary balances denominated in foreign currencies are translated using closing exchange rates. Unrealised gains and losses on balances denominated in foreign currencies which are not hedged are recognised in the consolidated income statement of the corresponding period.

REVENUE RECOGNITION

Turnover includes airtime revenue (including fixed monthly access charges), roaming revenue, revenue from sales of telecommunication equipment and other revenues and services.

Revenues from airtime, roaming and other services are recognised when the service is rendered.

Revenues from sales of telecommunication equipment and connection charges are recognised upon delivery to the customer or activation by the customer, as appropriate.

SUBSCRIBER ACQUISITION AND LOYALTY COSTS

Subscriber acquisition and loyalty costs are expensed as incurred. Subscriber acquisition costs are analysed separately (see Note 3) by:

- subtracting revenue received from handset sales from the total cost of handsets included in "cost of sales",

- and adding this amount to the commissions and rebates paid to distributors, which are included in "selling, general and administrative expenses".

ADVERTISING COSTS

Advertising costs are expensed as incurred.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly liquid investments, with no capital risk, with maturities generally of three months or less at the time of purchase, and are stated at cost which approximates realisable value.

CREDIT RISK ON TRADE ACCOUNTS RECEIVABLE

Allowances are set up against the estimated cost of non-recovery of receivables. Allowances are based on an individual or statistical evaluation of the risk of non-recovery.

In view of its diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many regions and countries, the Group does not consider itself exposed to a concentration of credit risk.

INVENTORIES

Inventories principally comprise of handsets. Inventories are stated at the lower of cost or probable net realisable value, taking into account future revenues expected from subscriptions. Cost is determined on a first in first out basis or using weighted average cost formulae.

PURCHASE ACCOUNTING

Upon acquisition of a business, its cost of acquisition is allocated on a fair value basis to the identifiable assets and liabilities of the business acquired.

The excess of the purchase price over the fair value of the share of identifiable assets and liabilities of the business acquired is recorded under the heading "Goodwill, net" for the consolidated entities and included in the heading "Investments accounted for under the equity method" for entities over which the Group has significant influence.

Goodwill arising on the acquisition of a foreign entity is treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

Goodwill is amortised over a period ranging from 5 to 20 years depending on the specific nature of the business acquired and on the strategic value of each acquisition.

The value in use of goodwill is subject to impairment review when events or circumstances occur indicating that impairment might exist. Such events or circumstances include significant adverse changes, other than temporary, in the assumptions or expectations considered at the time of the acquisition. The need to recognise impairment is assessed with reference to non-discounted cash flows within the economic and operating assumptions used by the management of the Group. Impairment, where necessary, is recorded as the difference between book value and fair value. Fair value is determined based on future cash flows discounted at appropriate rates, taking into account benefits expected at acquisition, such as synergies expected to result from the integration of the business with the Group's operations and the strategic position of the business for the Group.

In accordance with the purchase method of accounting under paragraph 215 of "Comité de la Réglementation Comptable" Rule 99-02, the historical carrying value of the business acquired is reflected in the acquirers' financial statements when the acquisition meets the criteria set out in paragraph 215 (amongst other criteria the acquisition must cover at least 90% of the shares of the company in a single transaction and must be settled through a share issue by the acquirer).

PLANT, PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

Licences to operate mobile networks are recorded within intangible assets. They are recorded at cost of acquisition (i.e. up front payment or present value of future payments if they can be reasonably estimated, as appropriate) and are amortised on a straight-line basis over the period over which the Group expects to benefit from use of the licence, taking into account the likelihood of licence renewal as appropriate. They are amortised from the date of commercialisation of services.

The Orange France UMTS licence has been accounted for in compliance with the statement 2002-B issued by the Emergency Task Force of the "Conseil National de la Comptabilité" on 9 January 2002. Accordingly, the up front fee paid on 30 September 2001 for an amount of euro 619 million was recorded as an intangible asset. An additional variable fee (equaling 1% of Orange France future UMTS turnover) will be payable annually and expensed as incurred.

Subscriber relationships (see Note 6) are not amortised but subject to a regular impairment review on a cash flow basis relating to the subscribers' concentration in

Switzerland and in The Netherlands at each closing date (see impairment of long-lived assets).

Plant, property and equipment are recorded at cost of acquisition or at construction cost, including, for the cost of networks, planning and construction costs, site installation and equipment upgrade costs.

Interest arising from debt incurred to finance construction and development of tangible assets is capitalised as part of the cost of the assets during the construction period.

Repairs and maintenance and removal costs are expensed when incurred.

Depreciation of property, plant and equipment is calculated on a straight-line basis over their estimated useful lives. Main estimated useful lives are as follows:

Analogue and GSM network	5 to 8 years
Buildings and fittings	10 to 30 years
Computer equipment and software excluding network equipment	3 to 5 years
Other	3 to 10 years

Leased assets are recorded as a fixed asset and a related liability when the terms of the lease effectively transfer the risks and rewards of ownership of the asset to the Group.

IMPAIRMENT OF LONG-LIVED ASSETS

Plant, property and equipment and intangible assets (excluding goodwill) are written down when, as a result of events or changes in circumstances, their recoverable value appears to be permanently less than their carrying value. For assets to be held and used, impairment is principally determined for each group of assets by comparing their carrying value with the undiscounted cash flows they are expected to generate based upon management's expectations of future economic and operating conditions.

Should the above comparison indicate that an asset is permanently impaired, the write-down recognised is equivalent to the difference between carrying value and fair value. Fair value is determined on the basis of discounted cash flows or by reference to replacement cost for used equipment, cost of alternative technologies or recent transactions for similar businesses, or market prices.

Assets to be disposed of are written down to their fair value, less costs of disposal, when such value is lower than their carrying value.

NON CONSOLIDATED INVESTMENTS

Non consolidated investments are stated at cost. An allowance is recorded when the fair value, based upon management's analysis of the specific nature of each investment, is permanently less than carrying value.

DEFERRED INCOME TAXES

Deferred income taxes are accounted for on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes, as well as those arising from tax loss carry forwards. Deferred tax assets are provided for to the extent that the recovery of these taxes is not considered probable.

Deferred taxes are calculated using the liability method, applying the enacted tax rates applicable at the time the temporary difference is expected to reverse.

DEBT ISSUE COSTS

Debt issue costs are deferred and expensed through income over the term of the facility.

RETIREMENT INDEMNITIES

In France, legislation requires that lump sum retirement indemnities be paid to employees based upon their service life and level of compensation upon retirement. The actuarial cost of this unfunded obligation is charged to the consolidated income statement over the employees' service lives. The effect of changes in assumptions is accounted for in the consolidated income statement over the average remaining service life of employees.

In England, Orange plc operates a defined contribution pension scheme and funded unapproved retirement benefit schemes for eligible employees. Contributions to these two plans are expensed as incurred.

FINANCIAL INSTRUMENTS

Interest rate and foreign currency risks are managed using derivative financial instruments, primarily interest rate swaps, forward exchange contracts, currency swaps and exchange rate options. All such instruments are entered into for hedging purposes.

Income and costs resulting from the use of these instruments are recorded in the consolidated income statement in the same manner as compared with the underlying transaction being hedged:

- differences between interest receivable and interest payable on swaps, caps and floors, as well as premiums paid for these operations are recorded in the consolidated income statement over the life of the contract as an adjustment to the interest expense;
- for forward exchange contracts and currency swaps designated as hedging operations, the initial difference between the negotiated forward rate and the prevailing rate for the day (forward points) is recorded in the consolidated income statement over the life of the contract as an adjustment to the interest expense. The gains and losses subsequently generated by these contracts, due to fluctuations in the exchange rate, are recorded as exchange rate corrections resulting from the item hedged;
- the gains and losses resulting from contracts allocated to the hedging of firm commitments or identifiable future transactions are deferred and taken into account in the valuation of the transaction at maturity.

EARNINGS PER SHARE

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the year.

Diluted earnings per share take account of conversion into ordinary shares of existing potentially dilutive instruments. Diluted earnings are calculated as net income adjusted for the financial charges of dilutive instruments, net of their effect on taxation and employee profit sharing.

SHARE BASED COMPENSATION

Shares issued upon exercise of subscription options granted to employees are reflected as a share capital increase on the exercise date at the exercise price of the option.

An allowance is recorded on treasury shares acquired by the Group in connection with purchase options granted to employees, whenever their cost is higher than the exercise price of the options.

Social charges relating to the share option plans are provided for when it is probable that the options will be exercised.

3. SEGMENT REPORTING

The main changes in the Group consolidation scope, which occurred during the first six months of 2002 and in 2001 are presented in note 23.

The Group operates within the mobile telecommunication sector in four segments identified as follows:

The segment "France" includes mobile telephony within mainland France, the French West Indies and La Réunion as both operator and service provider.

The segment "United Kingdom" includes mobile telephony within the United Kingdom. In the consolidated income statements, all amounts in pounds sterling were converted into euro at the average rates of euro 1.6090, euro 1.6039 and euro 1.6084 per pound sterling for the 6 months to 30 June 2002, 30 June 2001 and for the year ended 31 December 2001 respectively. All pound sterling denominated balance sheet amounts were converted into euro at the applicable period end rates. The change in the sterling to euro translation rate during the 6 month period ended 30 June 2002 resulted in a significant decrease of all pound sterling denominated balance sheet amounts (see Note 15).

The segment "Rest of world" includes mobile telephony in all the other European and International subsidiaries.

The segment "Orange World" includes all the activities related to the development of wirefree multimedia services.

The main operating indicators by segment for the periods presented are as follows:

	Six months Ended 30 June		Year ended 31 December
(in millions of euro, except number of employees)	**2002**	**2001**	**2001**
France			
Turnover	3,636	3,177	6,876
EBITDA before SAC's	1,682	1,490	3,105
SAC's	(371)	(373)	(920)
EBITDA	1,311	1,117	2,185
Depreciation and amortisation (1)	(321)	(260)	(561)
Operating income	990	857	1,624
Total plant, property and equipment and intangible assets (2)	3,572	2,802	3,569
Average number of employees (3)	7,860	6,971	6,971
United Kingdom			
Turnover	2,870	2,567	5,337
EBITDA before SAC's	1,112	968	1,976
SAC's	(257)	(421)	(699)
EBITDA	855	547	1,277
Depreciation and amortisation (1)	(378)	(277)	(665)
Operating income	477	270	612
Total plant, property and equipment and intangible assets (2)	9,878	10,155	10,330
Average number of employees (3)	11,202	12,856	12,734
Rest of world			
Turnover	1,626	1,372	2,941
EBITDA	334	70	57
Depreciation and amortisation(1)	(356)	(276)	(618)
Operating loss	(22)	(206)	(561)
Equity in net loss of affiliates(1)	(207)	(316)	(601)
Total plant, property and equipment and intangible assets (2)	8,463	7,870	8,536
Investments accounted for under the equity method (2)	3,582	8,420	4,895
Average number of employees (3)	10,674	9,318	9,942
Orange World			
Turnover	-	-	-
EBITDA	(34)	(20)	(41)
Depreciation and amortisation(1)	(4)	(2)	(4)
Operating loss	(38)	(22)	(45)
Equity in net loss of affiliates(1)	-	-	(3)
Total plant, property and equipment and intangible assets (2)	56	253	40
Investments accounted for under the equity method (2)	-	5	2
Average number of employees (3)	414	293	323

	Six months Ended 30 June		Year ended 31 December
(in millions of euro, except number of employees)	**2002**	**2001**	**2001**
Reconciling Items			
Turnover – Inter-segment elimination	(73)	(34)	(67)
EBITDA – Operating income/ (loss) – Unallocated corporate costs (4)	(162)	(80)	(190)
Total Group			
Turnover	8,059	7,082	15,087
EBITDA	2,304	1,634	3,288
Depreciation and amortisation (1)	(1,059)	(815)	(1,848)
Operating income/(loss)	1,245	819	1,440
Equity in net loss of affiliates(1)	(207)	(316)	(604)
Total of plant, property and equipment and intangible assets (2)	21,969	21,080	22,475
Investments accounted for under the equity method (3)	3,582	8,425	4,897
Average number of employees(3)	30,150	29,438	29,970

(1) Excluding goodwill amortisation.

(2) Including goodwill.

(3) Average full time equivalents.

(4) Group overheads and other common expenses including management fees from France Telecom amounting to euro 21 million for the 6 months to 30 June 2002 (compared to nil in 2001).

4. PERSONNEL COSTS

	Six months ended 30 June		Year ended 31 December
(in millions of euro, except employee numbers)	**2002**	**2001**	**2001**
Average number of employees (1)	30,150	29,438	29,970
Personnel costs:			
Wages and salaries	635	545	1,177
Social charges and other pension related charges	125	117	232
Total	**760**	**662**	**1,409**

(1) Average full time equivalents.

In addition, personnel costs include employee profit-sharing expenses of the French operating entities totalling euro 22 million in the 6 months to 30 June 2002, compared to euro 15 million in the 6 months to 30 June 2001 and euro 33 million in 2001.

Civil servants employed by France Telecom and performing functions for Orange France pursuant to contracts or outsourcing arrangements between France

Telecom and Orange France are included in the Group's average number of employees: they represented 610 average full time equivalents at 30 June 2002, compared to 767 at 30 June 2001 and 707 at 31 December 2001. The related costs incurred by Orange France (primarily arising from the recharge by France Telecom of salaries and social charges) are reflected in the reported personnel costs: they amounted to euro 14 million in the 6 months to 30 June 2002, compared to euro 17 million in the 6 months to 30 June 2001 and euro 32 million in 2001.

As part of the formation of the Group, various incentive plans, such as share option schemes, have been put in place for the employees and management of the Group (see Note 16).

5. INCOME TAXES

The income tax charge is analysed as follows:

(in millions of euro)	Six months ended 30 June 2002	Six months ended 30 June 2001	Year ended 31 December 2001
Current income taxes	(325)	(383)	(610)
Deferred income taxes	(57)	(28)	(74)
Total	**(382)**	**(411)**	**(684)**

Movements in the income tax charge are mainly attributable to Orange France S.A. and to Orange Personal Communications Services Ltd ("OPCS") and also, in the 6 months to 30 June 2002, to Mobistar S.A., Orange S.A. and Orange Romania S.A.

At 30 June 2002, given the foreseeable taxable results of Mobistar S.A. for the following years, a deferred tax asset of euro 58 million was recognised with respect to this company's tax losses carried forward.

From 1 January 2002, Orange S.A. will file a consolidated tax return for all French subsidiaries in which it holds 95% or more of the share capital.

The reconciliation between the income tax expense computed at the French statutory tax rate and the effective income tax expense is as follows:

(in millions of euro)	Six months ended 30 June 2002	Six months ended 30 June 2001	Year ended 31 December 2001
Income tax calculated at the enacted tax rate [(1)]	**(292)**	**(100)**	**(140)**
Impact of equity in net losses from affiliates	(73)	(115)	(220)
Impact of unused tax losses carried forward and other temporary differences [(2)]	2	(206)	(378)
Impact of non French tax rates, permanent differences and changes in income tax rate	(19)	10	54
Effective income tax	**(382)**	**(411)**	**(684)**

(1) Enacted income tax rate was 35.43% at 30 June 2002 (36.43% at 30 June 2001 and at 31 December 2001), applied to the (income)/loss before tax, goodwill amortisation, minority interests and exceptional impairment charge.

(2) Relates to start up operations in respect of which deferred tax assets are fully provided for (refer to Note 2). In the 6 months to 30 June 2002, this line also includes the impact arising from the first recognition of a deferred tax asset with respect to the tax losses carried forward of Mobistar S.A. (see above).

The analysis of deferred tax assets and liabilities by nature of temporary differences is as follows:

(in millions of euro)	At 30 June 2002	At 31 December 2001
Deferred tax assets		
Losses carried forward	1,237	1,412
Other deferred tax assets	153	252
Total deferred tax assets	**1,390**	**1,664**
Valuation allowance	(1,034)	(1,096)
Deferred tax assets after valuation allowance	**356**	**568**
Including current deferred tax assets	*214*	*92*
Including long-term deferred tax assets	*142*	*476*
Deferred tax liabilities		
Tax accelerated depreciation	2	54
Other deferred tax liabilities	37	38
Deferred tax liabilities	**39**	**92**
Including current deferred tax liabilities	*39*	*53*
Including long-term deferred tax liabilities	-	*39*

The long-term deferred tax assets mainly relate to OPCS and Mobistar S.A. at 30 June 2002 and are expected to be utilised within a period of 5 years. The decrease in long-term deferred tax assets compared to 31 December 2001 mainly relates to the partial reclassification of OPCS's deferred tax assets from long-term to current portion, partially offset by the reversal of the valuation allowance in respect of the long-term deferred tax assets of Mobistar S.A.

6. INTANGIBLE ASSETS

	At 30 June 2002			At 31 December 2001
(in millions of euro)	Cost	Amorti-sation	Net book value	Net book value
UMTS licences	7,652	-	7,652	8,078
Goodwill	4,284	(634)	3,650	3,804
Licences, patents and access rights	806	(230)	576	550
Subscriber relationship	194	-	194	193
Other intangibles	105	(35)	70	82
Total	**13,041**	**(899)**	**12,142**	**12,707**

Acquisitions of intangible assets (excluding UMTS licences) amount to euro 94 million for the 6 months to 30 June 2002.

UMTS licences

UMTS licences can be detailed as follows at 30 June 2002:

(in millions of euro)	Date of award	Local and legacy currency	Value in local and legacy currency	Euro equivalent
Orange 3G Ltd	September 2000	GBP	4,095	6,304
Dutchtone N.V.	July 2000	NLG	960	436
Orange Communications S.A.	December 2000	CHF	55	38
Mobistar S.A.	March 2001	BEF	6,051	150
Orange France S.A.	August 2001	FRF	4,060	619
Orange A/S	September 2001	DKK	779	105
Total				**7,652**

As described in Note 2, UMTS licences will be amortised as from the date of commercialisation of services.

In June 2002, the Group was awarded one of the four UMTS licences offered by the government of Luxembourg for a fixed term of 15 years. Under the terms of the licence, commercial operations are required to begin by 2003 and must cover 95% of the population by August 2003. The Group has paid an initial application fee of euro 60,000 and will pay a small spectrum management fee along with an annual licence fee of 0.2% of UMTS turnover or a minimum of euro 200,000.

Goodwill

The table below presents the net book value of goodwill of fully consolidated companies:

	Net book value	
(in millions of euro)	At 30 June 2002	At 31 December 2001
Orange Communications S.A.	1,517	1,534
Dutchtone N.V.	1,142	1,173
Orange Romania S.A.	538	626
Orange Slovensko A.S.	294	310
Other	159	161
Total (net)	**3,650**	**3,804**

Amortisation of intangible assets, excluding goodwill, amounts to euro 38 million for the 6 months to 30 June 2002, compared to euro 43 million for the 6 months to 30 June 2001 and euro 90 million in 2001.

Goodwill is amortised over a period ranging from 5 to 20 years depending on the specific nature of the business acquired and on the strategic value of each acquisition. In the consolidated income statements, amortisation of goodwill - relating to fully consolidated companies - amounts to euro 97 million for the 6 months to 30 June 2002, compared to euro 130 million for the 6 months to 30 June 2001 and euro 255 million in 2001.

Goodwill arising from the acquisition of Ananova and Wildlife Communications and totaling euro 207 million as at 31 December 2001 was written down to zero at that date. This write-down of euro 207 million is reflected in the line "Exceptional impairment charge" in the 2001 income statement.

Purchase Price Allocation Exercise

In 2001, a purchase price allocation exercise was conducted for Orange Communications S.A. and Dutchtone N.V. in accordance with paragraph 211 of rule 99-02. It resulted in the purchase price (euro 1,468 million for a 57.25% shareholding in Orange Communications

S.A. and euro 903 million for a 100% shareholding in Dutchtone N.V.) being allocated to the fair value of subscriber relationship (net book value of euro 177 million for Orange Communications S.A. and euro 17 million for Dutchtone N.V. at 30 June 2002, compared to euro 176 million and euro 17 million respectively at 31 December 2001) and of GSM licence (net book value of euro 19 million for Orange Communications S.A. at 30 June 2002 and at 31 December 2001).

7. PROPERTY, PLANT AND EQUIPMENT

	At 30 June 2002			At 31 December 2001
(in millions of euro)	Cost	Acc Deprec.	Net book value	Net book Value
Land and buildings	3,530	(1,212)	2,318	2,635
Network equipment	9,728	(3,851)	5,877	5,505
Computer and terminal equipment (excluding network)	2,463	(1,226)	1,237	1,151
Other	790	(395)	395	477
Total	**16,511**	**(6,684)**	**9,827**	**9,768**

Changes in the net book value of property, plant and equipment are as follows:

(in millions of euro)	
Balance at 31 December 2001 (net)	**9,768**
Acquisitions of property, plant and equipment	1,428
Effect of acquisitions and divestitures	(6)
Depreciation expense	(1,021)
Reclassifications	(39)
Translation adjustment	(303)
Balance at 30 June 2002 (net)	**9,827**

Land and buildings include euro 2,222 million of network infrastructure at 30 June 2002, compared to euro 2,155 million at 31 December 2001.

Interest charges capitalised under the value of property, plant and equipment amount to euro 70 million at 30 June 2002, compared to euro 51 million at 31 December 2001.

The net book value of assets under capital leases amounts to euro 864 million at 30 June 2002, compared to euro 1,150 million at 31 December 2001.

Depreciation of property, plant and equipment amounts to euro 1,021 million for the 6 months to 30 June 2002, compared to euro 772 million for the 6 months to 30 June 2001 and euro 1,758 million in 2001.

8. INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

Investments accounted for under the equity method (including goodwill)

(in millions of euro)	Interest at 30 June 2002 (%)	Net book value At 30 June 2002	Net book value At 31 December 2001
Wind	*26.6*	3,225	4,456
MobilCom	*28.3*	-	-
BITCO	*49.0*	357	439
Other		-	2
Total		**3,582**	**4,897**

At 30 June 2002, the net book value of goodwill relating to investments accounted for using the equity method amounts to euro 840 million for Wind (compared to euro 1,972 million at 31 December 2001), and euro 284 million for BITCO (compared to euro 310 million at 31 December 2001).

Changes in investments accounted for under the equity method

(in millions of euro)	
Balance at 31 December 2001	**4,897**
Waiver of Wind's shareholder loans	53
Equity in net loss of affiliates	(207)
Goodwill amortisation, before Wind write-down	(60)
Wind write-down	(1,080)
Translation adjustment	(23)
Other changes	2
Balance at 30 June 2002	**3,582**

In June 2002, the Group and its co-shareholder in Wind, ENEL, partially waived their shareholder loans for a total amount of euro 200 million, of which euro 53 million represent the Group's 26.6% stake (see Note 19).

In light of recent developments, the management of the Group has reconsidered its intention to divest its 26.6% stake in Wind and decided to retain it as a long-term investment. Consequently, the Group reassessed the value in use of its investment based on recent projections

prepared by Wind, which the management of the Group considers supportable for assessing the carrying value of its investment at 30 June 2002. These projections have been subject to further review and discussions between the management of Wind and its shareholders as part of Wind's annual business plan process. This reassessment led to a write down of the investment in Wind based on a discounted cash flow approach for an amount of euro 1,080 million, which is reflected as an "Exceptional impairment charge" for the six month period ended 30 June 2002.

Equity in net loss of affiliates (excluding goodwill amortisation)

(in millions of euro)	Six months ended 30 June 2002	Six months ended 30 June 2001	Year ended 31 December 2001
Wind	(155)	(207)	(365)
MobilCom	-	(99)	(178)
BITCO	(52)	(10)	(58)
Other	-	-	(3)
Total	**(207)**	**(316)**	**(604)**

The equity in net loss of Wind reflects the Group's shareholding of 43.4% until 30 July 2001 and a reduced stake of just below 26.6% as from that date, resulting from the contribution of Infostrada to Wind (See Note 23).

In the income statement, goodwill is amortised over a period ranging from 5 to 20 years depending on the nature of the business acquired and the strategic value of each acquisition. Amortisation of goodwill - relating to investments accounted for under the equity method amounts to euro 60 million for the six months to 30 June2002 (compared to euro 192 million for the six months to 30 June 2001 and euro 301 million in 2001).

MobilCom

The prospects of the German wirefree market, with two dominant players and four new entrants, were re-examined by the Group at the end of 2001 and this review led to the following:

- MobilCom goodwill of euro 2,513 million as at 31 December 2001 was written-down to zero,
- The remaining cost of the investment (primarily the Group's share of MobilCom's net assets) of euro 915 million as at 31 December 2001 was fully depreciated.

The write-down of the investment in MobilCom amounting to euro 3,428 million was reflected in the line "Exceptional impairment charge" in the 2001 income statement. The management of the Group considers that this exceptional impairment charge recorded in 2001 translates implicitly a loss of value of the UMTS licence compared to its historic cost.

As of 1 January 2002, the Group discontinued including its share of the net losses of MobilCom in compliance with paragraph 292 of rule 99-02. The investment in MobilCom is reported at nil value, since the Group has not incurred obligations or made payments on behalf of MobilCom to satisfy obligations of MobilCom that the Group would have guaranteed or otherwise committed (see Note 20).

9. NON CONSOLIDATED INVESTMENTS

			At 30 June 2002			At 31 December 2001
(in millions of euro)	Country	Int. %	Gross Value	Provision	Net book value	Net book value
Connect Austria	Austria	17.45	105	-	105	112
Optimus	Portugal	20.2	142	-	142	122
BPL	India	26.0	47	-	47	47
HTG	Germany	100.0	6	-	6	6
Other			62	(8)	54	57
Total			**362**	**(8)**	**354**	**344**

It is the current expectation that the interest in Hutchison Telecom GmbH ("HTG") will be disposed of and it has been accounted for as "non consolidated investment". It is reflected at its equity method carrying value as at 29 December 2000 (the date it was transferred to the Company) in compliance with paragraph 215 of Rule 99-02.

10. BORROWINGS NET OF AVAILABLE CASH

At 30 June 2002, borrowings net of available cash amounted to euro 6,145 million, compared to euro 6,214 million at 31 December 2001. They can be detailed as follows:

(in millions of euro)	At 30 June 2002	At 31 December 2001
Long- term borrowings, less current portion	3,206	3,900
Current portion of long-term borrowings	664	616
Short- term borrowings and bank overdrafts	2,925	2,440
Other liabilities [(1)]	-	12
Cash and cash equivalents	(650)	(754)
Total	**6,145**	**6,214**

(1) Other liabilities of euro 12 million at 31 December 2001, included in "accrued expenses and other current liabilities".

LONG-TERM BORROWINGS

The table below presents an analysis of the Group's long-term borrowings by type, after the effects of currency swaps:

(in millions of euro)	At 30 June 2002	At 31 December 2001
Bonds	1,090	1,164
Bank loans	2,676	3,259
Other non bank loans and capital leases	104	93
Total long-term debt	**3,870**	**4,516**
Including current portion	*664*	*616*
Including long-term portion	*3,206*	*3,900*

The maturity of outstanding long-term borrowings at 30 June 2002 is as follows:

June 2003	664
June 2004	834
June 2005	629
June 2006	746
June 2007 and thereafter	997
Total	**3,870**

The table below presents details of bonds not matured as at 30 June 2002:

(in millions)	Amount in currency of denomination	Maturity	Interest rate (%)	Euro at 30 June 2002	Euro at 31 December 2001
Currency					
USD	197	2006	8.75	197	224
GBP	197	2008	8.63	304	324
USD	18	2008	8.00	18	21
EUR	94	2008	7.63	94	94
GBP	150	2009	8.88	231	247
USD	263	2009	9.00	263	298
Impact of interest or currency rate swaps				(17)	(44)
Total bonds				**1,090**	**1,164**

The table below presents an analysis of long-term borrowings by interest rate, after taking into account the impact of interest rate and currency swaps:

(in millions of euro)	At 30 June 2002	At 31 December 2001
Less than 5%	-	26
Between 5 and 7 %	2,102	65
Between 7 and 10 %	540	2,743
More than 10 %	12	15
Total fixed rate	**2,654**	**2,849**
Total variable rate	1,112	1,606
Other non bank loans and capital leases	104	61
Total long-term borrowings	**3,870**	**4,516**

The weighted average fixed interest rate amounted to 7.0% at 30 June 2002 (compared to 7.4% at 31 December 2001). The weighted average variable rate interest amounted to 6.1% at 30 June 2002 (compared to 5.4% at 31 December 2001).

The analysis of long-term borrowings by currency after taking into account the impact of currency swaps is as follows:

(in millions of euro)	At 30 June 2002	At 31 December 2001
British pound	3,095	3,709
Euro	473	460
US dollar	166	221
Other currencies	32	65
Other non bank loans and capital leases	104	61
Total long-term borrowings	**3,870**	**4,516**

Debt instruments may in some cases be initially contracted in foreign currencies. Subsequently, they are generally converted into the currencies of the countries where subsidiaries are operating through the use of currency rate

swap agreements in order to reduce the Group's exposure to foreign exchange risk.

At 30 June 2002, the Group held currency swaps converting US$ 478 million and euro 94 million into GBP 372 million, with maturities between 2006 and 2009.

SHORT-TERM BORROWINGS

The table below presents an analysis of the Group's short-term borrowings by type, after the effects of currency swaps:

(in millions of euro)	At 30 June 2002	At 31 December 2001
France Telecom current account	2,582	2,159
Bank loans	37	26
Other loans	2	71
Bank overdrafts	304	184
Total short-term borrowings	**2,925**	**2,440**

Current accounts with France Telecom generally bear interest at rates linked to market interest rates of the countries where subsidiaries are operating.

CREDIT FACILITIES

At 30 June 2002, the Group had the following credit facilities:

(in millions of euro)	Currency of denomination	Amounts in local and legacy currency	Euro equivalent at 30 June 2002	Used portion at 30 June 2002
Bilateral credit lines				
Short-term	EUR	450	450	375
	MC[1]	6,800	6,800	2,196
Long-term	USD	159	159	159
	BWP	29	5	4
	XAF	12,000	18	13
	EUR	6	6	6
Syndicated credit lines				
Long-term	GBP	1,453	2,236	2,006
	DEM	218	111	99
	BEF	14,600	362	337
	XAF	38,080	58	57

[1] *Multi currency facility, denominated in euro equivalent.*

The above table includes the credit facilities granted to the Group by France Telecom. The euro 6,800 million facility granted to the Company by France Telecom matured in July 2002 and was replaced by a new 12-month euro 4,000 million facility, which is expected to cover the Group's targeted financing needs until the end of July 2003. It is foreseen that the France Telecom facilities will be renewed for a further period of not less than 12 months as of July 2003.

As part of their financing deal structures, certain Group companies are subject to financial and operating ratios under certain covenants and limitations in terms of distribution of earnings.

11. UMTS VENDOR FINANCING

Early in 2002, two vendor financing contracts with a total *facility amount of euro 860 million were signed in relation* to the supply of 3G equipment to Orange France.

At 30 June 2002, euro 513 million had been drawn down under the following UMTS vendor financing facilities (compared to euro 234 million at 31 December 2001):

Currency	Maturity	Amounts in local and legacy currency	Euro equivalent at 30 June 2002	Used portion at 30 June 2002
MC (1)	December 2003	270	270	239
EUR	May 2004	470	470	-
EUR	June 2004	860	860	274
GBP	May 2004	6	9	-
Total		-	**1,609**	**513**

(1) Multi currency facility denominated in euro equivalent.

The weighted average interest rate for those facilities amounts to 4.3% at 30 June 2002 (compared to 4.0% at 31 December 2001).

Vendor financing facilities are subject to early repayment in the event that the related supply contract is terminated for reason other than default of the vendor and the level of financing is generally capped at 150% of the actual value of orders under the supply contract.

12. FINANCIAL INSTRUMENTS

Through its operations, the Group is exposed to price risks with relation to investment of surplus cash and debt financing.

MANAGEMENT OF RISK OF LONG-TERM DEBT RATES

As part of its financing policy, the Group enters into long-term borrowings from credit institutions. These borrowings are generally contracted at a variable interest rate. In order to reduce the cost of borrowings, interest rate swaps and interest rate options are used within limits fixed by management.

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS

The contract or notional amounts presented below do not represent amounts payable or receivable and as such do not represent the risk to the Group of using derivative financial instruments:

(in millions of euro)	At 30 June 2002	At 31 December 2001
Interest rate swaps	4,283	5,167
Interest rate caps	831	1,166
Currency swap	556	594
Forward exchange contracts[1]	218	106

(1) Includes gross value of buy and sell contracts.

FAIR VALUE OF FINANCIAL INSTRUMENTS

With regard to cash, customer receivables, bank overdrafts and other short-term borrowings as well as trade payables, the Group considers that the balance sheet value is the most representative of their fair value in view of the high degree of liquidity of these items.

The fair value of long-term borrowings has been estimated based on the discounted value of future cash flows for non quoted instruments using the interest rates obtained by the Group for instruments with similar conditions and maturities.

The table below presents the fair value of financial instruments:

	At 30 June 2002		At 31 December 2001	
(in millions of euros)	Carrying value	Fair value	Carrying value	Fair value
Balance Sheet financial instruments				
Assets				
Cash and cash equivalents	650	650	754	754
Trade accounts receivable	3,410	3,410	2,909	2,909
Non consolidated investments	354	354	344	344
Liabilities				
Bank overdrafts and other short-term borrowings	2,925	2,925	2,440	2,440
Trade accounts payable	4,157	4,157	4,391	4,391
Long-term borrowings including current portion [1]	3,870	3,900	4,516	4,630
Off Balance Sheet financial instruments				
Unrealised gain (loss) on interest rate derivative instruments	-	(15)	-	(17)
Unrealized gain (loss) on forward foreign exchange contracts	-	30	-	33

(1) Net of currency swaps

13. OTHER LONG-TERM LIABILITIES

The analysis of other long-term liabilities is as follows:

(in millions of euro)	At 30 June 2002	At 31 December 2001
Deferred income	143	160
Provisions for liabilities and charges	25	24
Deferred tax liability	-	39
Other	101	61
Total	**269**	**284**

Deferred income relates to the net credits arising from the in-substance early extinguishments of drawdowns under OPCS's defeased leases. As part of its lease agreements concluded in 1995 and 1997, OPCS has deposited amounts equal to the net present value of its rental obligations with UK financial institutions to secure letters of credit issued by these institutions to the lessors in connection with OPCS's rental obligations. These funds, which totalled euro 1,161 million at 30 June 2002 (compared to euro 1,247 million at 31 December 2001) together with the interest earned thereon, will be used to settle OPCS's rental obligations under the leases. This in-substance early extinguishment of each drawdown under

the finance leases resulted in the offset of the deposit amount and the capital lease obligation, and a net credit that has been reflected in the consolidated balance sheet as deferred income that will be amortised to the consolidated income statement over the lease term on a straight-line basis. This includes a provision, based on management's assessment of likely outcomes, for possible future costs arising from variations in interest rates or tax rates.

14. MINORITY INTERESTS

Changes in minority interests are as follows:

(in millions of euro)	
Balance at 31 December 2001	**142**
Result for the six-month period	68
Issuance of share capital to minority interest	11
Effect of acquisitions and divestitures	(2)
Translation adjustment	(12)
Balance at 30 June 2002	**207**

Minority interests mainly relate to Mobistar S.A. , Orange Romania S.A. and Orange Slovensko A.S. at 30 June 2002.

15. SHAREHOLDERS' EQUITY

In 2001, Orange SA issued 12,615,880 new shares for euro 1 nominal value each (euro 7.6 including premium), reserved for participants to the Orange France savings plan ("Plan d'Epargne Groupe Orange France"). The Company also issued 31,192 shares for euro 1 nominal value each (euro 10 including premium) that were subscribed by share option holders in December 2001.

In 2001, the other changes in shareholders' equity related to:

- capital gains (euro 331 million) arising from the disposal of the investment in KPNO (see Note 19) and other assets.
- a dilution effect (euro 152 million) arising from the contribution of Infostrada to Wind as at 30 July 2001, reducing the Group's shareholding in Wind from 43.4% to just below 26.6% (see Note 23),

which were reflected through equity, in accordance with paragraph 215 of rule 99-02. Other changes in 2001 also included re-evaluation of assets and other adjustments (euro 97 million) mainly arising from the purchase price allocation exercise performed for Orange Communications S.A. (see Note 6).

Other changes for the 6 months to 30 June 2002 relate to miscellaneous adjustments, which have been reflected through equity in accordance with paragraph 215 of rule 99-02.

The negative translation adjustment of euro 561 million for the 6 months to 30 June 2002 mainly arises from the change in the sterling to euro translation rate over that period.

16. SHARE BASED COMPENSATION

The following share option and share ownership plans, which received the approval of the Board of Directors of the Company, were in existence in 2001 and during the six months to 30 June 2002:

Share Option Plans

- **Orange Share Option Plan (France)**

The Orange Share Option Plan is designed for employees and executive directors of subsidiaries of any Group company who are French residents or otherwise eligible. The plan grants options to subscribe for new shares or acquire existing shares.

- **Orange International Sharesave Plan**

The Orange International Sharesave Plan is designed for employees and executive directors of subsidiaries of the Company . The options, which may be options to subscribe for new shares or to acquire existing shares, can be exercised after an eligible employee has agreed to save a fixed monthly amount for three or five years, the maximum monthly saving being £250. The exercise price cannot be less than 80% of the market value at the date of the grant.

- **Orange International Share Option Plan**

The International Share Option Plan is designed for employees and executive directors of subsidiaries of any Group company who are not residents of France, principally in the United Kingdom. Three tranches exist, depending on the employees, each having different vesting periods.

- **Orange US Share Option Plan**

The Orange US Share Option Plan is a qualifying share option for employees of the Company's subsidiaries in the United States. Two tranches exist, each having different vesting periods.

Share Ownership Plans

- **Orange Sharepurchase Plan**

The Sharepurchase Plan, which is established under a trust, was put in place for eligible employees in the United Kingdom. Voting rights attributable to the shares may not be directly exercisable while shares are held in the trust. However, the participants may be allowed to direct the trustees as to how to exercise those voting rights.

Partnership Shares

Eligible employees can acquire the Company's "partnership shares", via the trust, up to £1,500 or to 10% of annual pre-tax salary each year.

Matching Shares

One free share ("matching share") is offered for every two partnership shares purchased by the employees, up to an annual limit of £750 worth of matching shares.

Free Shares

In addition, the Company may grant "free shares" up to £3,000 per employee, per year.

Matching and free shares must be held in the trust for three years (if an employee withdraws partnership shares before this time, the matching and free shares are forfeited).

- **Orange Restricted Share Plan**

The Orange Restricted Share Plan was established on 1 September 2000 shortly after the acquisition of Orange plc by France Telecom and was designed for certain key employees, principally in the United Kingdom. Participants were allocated a number of shares, which will vest in three equal tranches for most participants, as long as the participant is an employee of the Group at the relevant vesting date. During the restricted period, shares are held offshore by the Orange Employee Benefit Trust. Employees are not required to contribute to the cost of these shares. The Trust is funded directly by France Telecom and the Company is not required to contribute to the cost of these shares.

- **Orange Senior Discretionary Share Plan**

The Orange Senior Discretionary Share Plan is designed for certain key employees. Participants are allocated a number of shares, which will vest in three equal tranches, as long as the participant is an employee of the Group at the relevant vesting date. During the restricted period, shares are held offshore by the Orange Employee Benefit Trust. Employees are not required to contribute to the cost of these shares.

Orange France savings plan ("Plan d'Epargne Groupe Orange France")

This plan is designed for employees of Orange France who are French residents or otherwise eligible. Employees can invest up to 25% of their annual pre-tax salary and the participants can be granted delayed payment by way of a loan of up to 3 years. Shares are acquired at a 20% discount to the initial public offering price and a matching element is also offered to employees.

Information relating to stock option, share ownership plans and Orange France savings plan during the six months to June 2002 is as follows:

SHARE OPTION PLANS

(number of options)	Orange Share Option Plan (France)	Orange International Sharesave Plan 3 year	5 year	Orange International Share Option Plan	Orange US Share Option Plan	Total
Options outstanding at beginning of period	**26,540,955**	**2,727,379**	**3,771,511**	**53,003,337**	**2,705,666**	**88,748,848**
Granted	8,946,010	1,349,694	-	14,860,322	690,000	25,846,026
Exercised	-	-	-	-	-	-
Forfeited/lapsed	(215,322)	(493,629)	(536,099)	(1,428,752)	(393,901)	(3,067,703)
Options outstanding at end of period	**35,271,643**	**3,583,444**	**3,235,412**	**66,434,907**	**3,001,765**	**111,527,171**

Detail of the options granted during the six months to 30 June 2002 is as follows:

	Number of options	Average period remaining to full vesting (months)	Expiry date	Average exercise price
Orange Share Option Plan (France)				
15 May 2002	8,946,010	34	14 May 2012	euro 6.35
Orange International Sharesave Plan – 3 year				
15 May 2002	1,349,694	36	1 December 2006	£ 3.17
Orange International Share Option Plan				
15 May 2002	14,860,322	22	14 May 2012	euro 6.35
Orange US Share Option Plan				
15 May 2002	690,000	21	14 May 2012	euro 6.35
Total	**25,846,026**	-	-	-

Detail of the options outstanding at 30 June 2002 is as follows:

	Number of options	Weighted average period remaining to full vesting (months)	Weighted average exercise price	Number of options exercisable at 30 June 2002
Orange Shareoption Plan (France)	35,271,643	23	euro 9.04	47,359
Orange **International** Sharesave Plan – 3 year	3,583,444	27	£ 4.43	-
Orange **International** Sharesave Plan – 5 year	3,235,412	46	£ 4.43	-
Orange **International** Shareoption Plan	66,434,907	18	euro 9.12	5,638,253
Orange US Shareoption Plan	3,001,765	8	euro 9.19	1,591,427
Total	**111,527,171**	-	-	**7,277,039**

Options outstanding at 30 June 2002 represent 2.4% of the Company's share issued capital as at that date.

SHARE OWNERSHIP PLANS

The loss for the Group arising from the grant of free (or matching) shares to the employees amounted to euro 1 million for the six months to 30 June 2002 compared to nil for the six months to 30 June 2001 and euro 1 million in 2001.

ORANGE FRANCE SAVINGS PLAN

In 2001, the Company issued 12,615,880 new shares for euro 1 nominal value each (euro 7.6 including premium) reserved for participants in the Orange France Savings Plan ("Plan d'Epargne Groupe Orange France") – see Note 16. The matching element paid by the Company to the participants amounted to euro 1 million for the six months to 30 June 2002, compared to euro 2 million for the six months to 30 June 2001 and euro 2 million in 2001.

17. PROVISIONS

Provisions for allowances against assets other than plant, property and equipment and intangible assets are as follows at 30 June 2002:

(in millions of euro)	At beginning of period	Net charge	Other movements [1]	At end of period
Customer receivables	537	46	(7)	576
Inventories	99	(20)	(4)	75
Investments	7	1	-	8

[1] *Includes exchange rate differences and effects of acquisition.*

Allowances are set up against the estimated cost of non-recovery of receivables. They are based on an individual or statistical evaluation of the risk of non-recovery of receivables from individuals, professionals, operators and distributors.

18. TRADE AND OTHER RECEIVABLES

The Group does not consider itself exposed to a concentration of credit risk with respect to trade accounts receivable due to its diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many regions and countries. Other debtors mainly comprise VAT receivables and prepayments.

Trade accounts receivable and other debtors are mostly due within one year.

19. COMMENTS ON THE CONSOLIDATED CASH FLOW STATEMENT

Cash paid for investment securities and acquired business, net of cash acquired

In 2001, this heading primarily includes payments made in relation to the acquisition of additional interests in Dutchtone (8%), Orange Communications S.A. (7.5%) and BITCO (15%) and also to a capital increase of euro 190 million in Wind.

For the six months to 30 June 2002, it mainly relates to payments made in relation to the buy-out of Orange Communications S.A.'s and Orange Sverige AB's minority interests (see Note 23) and to a capital increase in Optimus.

Increase in other long-term assets

For the six months to 30 June 2002, this heading mainly relates to the transfer of a euro 236 million Wind shareholder loan from the France Telecom group to the Group, which was completed in June 2002.

Subsequent to the transfer, the Group and its co-shareholder in Wind, ENEL, partially waived their shareholder loans for a total amount of euro 200 million, of which euro 53 million represent the Group's 26.6% stake in Wind (see Note 8).

Proceeds from sale of assets

In February 2001, the Group sold its 50% interest in KPNO to KPN Mobile and the cash received by the Group (i.e. total consideration of euro 500 million, including euro 102 million in respect of repayment of a shareholder loan) is included in this line.

Decrease in other liabilities

This heading includes payments made in relation to the acquisition of:

- a 42.5% interest in Orange Communications S.A. (euro 1,082 million),

- a 43.4% interest in Wind (euro 4,878 million).

Those acquisitions took place in 2000 and borrowings were reflected in the Group's consolidated balance sheet at 31 December 2000. The capital injection of euro 9,771 million, received from France Telecom on 29 December 2000, was used to extinguish those borrowings in 2001.

20. COMMITMENTS AND CONTINGENCIES

OFF BALANCE SHEET COMMITMENTS RELATED TO NETWORK EQUIPMENT AND INVENTORIES

In the ordinary course of its activities, the Group enters into purchase contracts with network equipment manufacturers and into supply contracts with handset suppliers containing stock protection clauses. Management believes that no significant risk of financial loss could arise from these contracts.

LEASE COMMITMENTS

The table below shows future minimum lease commitments due under non-cancellable operating and capital leases at 30 June 2002:

(in millions of euro)	Operating leases	Capital Leases
June 2003	284	41
June 2004	213	24
June 2005	207	6
June 2006	199	1
June 2007	188	1
June 2008 and thereafter	586	-
Total minimum lease commitments	1,677	73
Less amounts representing interest	-	(5)
Present value of net minimum lease commitments	**1,677**	**68**

Rental expense under operating leases amounted to euro 228 million for the six months to 30 June 2002 (compared to euro 185 million for the six months to 30 June 2001 and euro 410 million in 2001).

In 2001, as part of a cross-border lease (QTE lease) with third parties, Orange Communications S.A. disposed of and leased back telecommunication equipment amounting to euro 203 million. Orange Communications S.A. deposited funds, totaling euro 203 million at 31 December 2001, which will be used to settle its obligations under the capital lease. This in-substance early extinguishment of the capital lease obligations resulted in the offset of the deposit amount and the capital lease obligation.

The obligations under the 1995 and 1997 OPCS's defeased leases (see Note 13) and under the 2001 Orange Communications S.A. QTE lease (see above) are not reflected in the above schedule because of the early extinguishment of these commitments.

OFF BALANCE SHEET COMMITMENTS LINKED TO FINANCIAL INVESTMENTS

MobilCom

In March 2000, France Telecom S.A., the company MobilCom and its principal shareholder Gerhard Schmid signed a Cooperation Framework Agreement, the object of which was to provide MobilCom with the necessary financial support to purchase a third generation network operator licence ("UMTS") as part of the bidding process organised by the German authorities in July – August 2000 and to develop a UMTS mobile telephone network.

In December 2000, France Telecom S.A. set up through various contributions the Company to which it passed, with the agreement of Mr Gerhard Schmid and of MobilCom, most of the rights and obligations resulting from the Cooperation Framework Agreement, apart from the commitments for financial support which remained with France Telecom S.A., as described below.

The Cooperation Framework Agreement, dated March 2000, as amended by a December 2000 transfer and assumption agreement (together the "CFA") provided that, after a UMTS licence was obtained in the bidding process, the following clauses came to effect:

A. France Telecom S.A. would provide its financial support to MobilCom, subject to the conditions described in point B below, in the following manner:

- France Telecom S.A. would subscribe to an increase in the share capital of MobilCom for an amount of approximately euro 3.7 billion providing it with 28.5% of the company's share capital,

- If MobilCom was not in a position to be able to proceed with necessary investments to commence its UMTS operations through existing own capital

resources and through additional financing that it procures on its own, France Telecom S.A. would have a commitment, until the commencement of UMTS operations, to provide loans directly to MobilCom or to guarantee third party loans, if required.

B. In order to guarantee that France Telecom S.A. and the Group had at all times the means to monitor the financial commitments regarding the process of developing UMTS activities, the CFA stipulated that France Telecom S.A.'s and the Group's agreement was required for approval of, amongst other matters, the budgets and the business plan. To facilitate this, a coordination committee was established between the management of the company MobilCom and the representatives of the France Telecom group, as well as the representation of the France Telecom group in the company's corporate bodies.

C. In accordance with the CFA, the Group had a call option to purchase 21.6 million shares in MobilCom held by Mr Gerhard Schmid exercisable between 2003 and 2006. Mr Gerhard Schmid also had a put option to sell his MobilCom shares to the Group, exercisable if certain specific conditions were realised:

- Once the France Telecom group acquires additional shares such that it owns more shares than Gerhard Schmid,

- In the event that a deadlock has occurred and the France Telecom group has not waived its objection to the proposed mediation within 10 business days of the mediator's declaration of a deadlock,

- In the event that the France Telecom group breaches a material obligation under the CFA.

Following the signing of this agreement, as part of the bidding process carried out in July – August 2000, MobilCom obtained a UMTS licence for approximately euro 8.4 billion and proceeded to implement the following financing arrangements:

- Share capital was increased by approximately euro 3.7 billion, reserved to France Telecom S.A. in accordance with the CFA,

- A bridge credit facility of euro 4.7 billion was granted by a banking syndicate with a maturity date fixed at 31 July 2002, postponed to 30 September 2002 and used in full at 30 June 2002,

- A supplier credit for euro 2 billion was granted by two UMTS equipment manufacturers, of which an amount of euro 1.2 billion had been used at 30 June 2002.

***

In 2001, a disagreement arose between Mr Gerhard Schmid, the company MobilCom, France Telecom S.A. and the Group regarding the application of the CFA, notably concerning the MobilCom business plan for the development of the UMTS activity and the power granted to the France Telecom group to approve that plan.

This situation is described as follows in the 2001 financial statements: "*The conditions of application of the co-operation framework agreement and of France Telecom SA's financing commitments are currently the subject of disagreements with the founding shareholder. A discussion is in progress, of which the Group cannot predict the outcome. Moreover, the management of the Group considers, to the best of its current knowledge, that the increase in borrowings recorded in the financial statements of the Group could reach a maximum of euro 6 to 7 billion within 18 months should the Group have to fully consolidate MobilCom, of which the existing facilities of euro 6.2 billion are non recourse to the France Telecom group. In this case, the assets of MobilCom, mainly represented by the UMTS licence, would be reassessed based on the new business plan set up by the Group, and taking into account the existence or not of likely consolidation in the mobile market in Germany.*"

On 11 June 2002, France Telecom S.A. and the Group informed MobilCom and Mr Gerhard Schmid that they were terminating the CFA, following and on the grounds of a series of serious violations to this agreement by Mr Gerhard Schmid and MobilCom amongst which :

- Mr Schmid and the Supervisory Board of MobilCom very frequently distorted the spirit and the text of the CFA, through not recognising the rights of France Telecom S.A. and the Group to approve the business plan of the company ;

- In this way, as confirmed by a BDO report, Mr Schmid infringed several aspects of German company law in carrying out transactions between MobilCom and

Millenium GmbH, a company owned by Mr Schmid's wife, transactions relating to the financing by MobilCom of the purchase of shares in MobilCom through the company Millenium and which are currently the subject of a dispute between MobilCom and the company Millenium; and,

- Following violations of the CFA by Mr Schmid in his relations with Millenium and the refusal of Mr Schmid to organise for Millenium to reimburse the amounts unduly received from MobilCom to finance the purchase of MobilCom shares, France Telecom S.A. and the Group recommended that Mr Schmid be relieved of office. On two occasions, at Supervisory Board meetings on 29 May and 7 June, Mr Schmid refused to resign and the Supervisory Board rejected motions proposing his removal from office.

Following a decision made by the Supervisory Board on 21 June 2002, Mr Schmid was relieved of his functions as Chairman.

Mr Schmid and MobilCom have contested the grounds for the termination of the CFA by France Telecom S.A. and the Group. The Group is not able to predict the outcome of the dispute which could result from this termination.

Following the departure of Mr Schmid from the Board, the new management of MobilCom accepted the implementation of detailed operational, strategic and legal analyses of MobilCom performed with both internal and external experts on behalf of France Telecom S.A. and the Group.

The conclusions of these detailed analyses obtained in August and September 2002, have revealed, inter alia, evidence of structural gaps in MobilCom, the profound worsening of results and the poor quality of its customer base, which have led France Telecom S.A. and the Group to conclude that autonomous UMTS activity of MobilCom is not viable.

In this respect, the absence of changes in the German regulator position regarding the possibilities of adapting the regulatory environment, essential for market consolidation, and the decision of the European Commission to consider as subject to the subsidiarity principle any modifications in national law in this domain, have equally led to the loss of reasonable likelihood of consolidation of UMTS operators in Germany such as France Telecom S.A. and the Group had envisaged at the date of the 2001 financial statements.

Therefore, from a strategic point of view, the evolution of the German market characterised by an excessive number of UMTS operating licence holders, the absence of flexibility of the German regulatory authorities regarding the necessary adaptation of the regulatory environment essential for the consolidation of the market, combined with the worrying situation of MobilCom highlighted by the detailed analyses and the profound worsening of relations between the shareholders, has led France Telecom S.A. and the Group to decide not to seek control of MobilCom and France Telecom S.A. to no longer reply to its requests for financial support at their respective board meetings on 12 September 2002.

* * *

In this context, the management of the Group considers, to the best of its current knowledge, that no provision for risk should be recorded in its accounts for the period ended 30 June 2002 based on an assessment of its legal position to different types of claims that could be brought against it. The management of the Group underlines however, that it cannot exclude that risks could arise from legal rulings leading to further claims that the advisors to the Group judge to be unfounded.

Wind

In October 2000, France Telecom and ENEL signed an agreement concerning Infostrada, a fixed-line telecommunications operator in Italy. Under the terms of that agreement, ENEL acquired a 100% shareholding in Infostrada on 29 March 2001 and contributed its Infostrada shares to Wind on 30 July 2001, reducing the Group's shareholding in Wind from 43.4% to just below 26.6%. This agreement includes a public offering of not less than 25% of Wind's capital, which will take place if and when market conditions are favorable. The agreement also grants the Group an option to acquire additional shares from ENEL at any time between the 25th and 30th month following the contribution date of Infostrada into Wind, to bring its total shareholding to 76.6% of ENEL's stake. The option is exercisable at market value (and within a range of no more than 15% above or below a price equal to the offering price in the Wind initial public offering plus 10%). Finally, the agreement grants the Group an option to sell all its Wind shares to ENEL in the event that any actions or resolutions are taken or adopted by Wind and the Group

does not agree therewith in its sole discretion. The option is exercisable at market value.

Other off balance sheet commitments

- The Group has entered into agreements with some of its co-shareholders whereby the Group has an option to purchase and/or sell shares of its subsidiaries, affiliates and investments. Some of these agreements also contain clauses relating to transfers of shares. The main agreements are as follows:

  - Orange Dominicana S.A. (formerly France Telecom Dominicana S.A.): the Group's co-shareholder has a put option, exercisable between 2003 and 2007 at market value, whereby it can sell its 14% shareholding in this company.

  - BITCO: in the event of a default by any of this company's shareholders, the non-defaulting shareholders can either exercise a call option to buy the defaulting party's shares at 80% of market value or exercise a put option whereby the defaulting party purchases the other shareholders' shares at 120% of market value. However, under the current applicable legislation in Thailand, the Group does not have the ability, under any circumstances, to increase its shareholding in BITCO beyond its current shareholding of 49%.

- Shareholders agreements governing relationships with the Group's partners in Italy and Slovakia provide for a put and call procedure in the event of a serious breach or deadlock on fundamental issues which have not been resolved through escalation procedures. These options would generally be exercisable at market value. Currently, the management of the Group is not aware of any dispute or disagreement, which could trigger such procedures.

GUARANTEES AND ENDORSEMENTS

In the ordinary course of its business, the Group gives and receives certain guarantees of which the more significant at 30 June 2002 are as follows:

1. Shares and other assets owned by the Group have been pledged to financial institutions in order to guarantee the repayment of bank loans and credit facilities contracted by the Group, amounting to euro 3,043 million (used portion) and totaling euro 3,313 million (total amount of the loans and facilities) at 30 June 2002.

2. The euro 169 million guarantee granted to ENEL, Wind's majority shareholder, to cover the guarantee that ENEL granted to financial institutions as collateral to the ten year deferral of payment of the UMTS licence awarded to Wind, has been reduced to euro 91 million during the period in order to reflect the Group's new shareholding in Wind (i.e. 26.6% since 30 July 2001).

3. On 30 July 2002, the Group granted a counter guarantee to France Telecom SA with regard to the guarantee issued by France Telecom SA, for a total maximum amount of euro 101 million, relating to Wind's annual payments to the Italian railways for the right to use the rail infrastructure for fixed line operations.

4. A guarantee amounting to a maximum of euro 104 million was granted to 3G Infrastructure Services AB, which is jointly operated by Orange Sverige AB and two other operators in Sweden, pursuant to a network sharing agreement. This company was proportionally consolidated from 1 January 2002 (see note 23).

5. Guarantees amounting to a maximum euro 49 million and euro 58 million respectively, which had been granted to equipment suppliers in connection with the rollout of BITCO's network in Thailand, were released during the six months to 30 June 2002. In February 2002, the Group and its co-shareholders in BITCO entered, on a joint and several basis, into a sponsor support deed in favour of equipment suppliers and a pool of Thai banks in connection with a 24-month bridge loan facility of USD $ 625 million granted to TA Orange Company Limited. Under this agreement, the Group and its co-shareholders in BITCO have agreed to inject cash in TA Orange Company Limited up to a maximum amount of USD $175 million under limited circumstances (the main one being, in the event of a cash shortfall in that company). In the event of the conversion of the current concession into a licence, the Group may incur additional funding commitments towards TA Orange Company Limited. However, such

conversion and the terms and conditions of any licence are subject to the Group's prior approval.

6. The Group has received guarantees from Orange Plc's former shareholders, Hutchinson Whampoa and British Aerospace, as well as third party insurance to cover the payments of a termination sum, which would replace the future rental payments under the 1995 finance leases, should the deposit banks become insolvent. In respect of the 1997 finance leases, the lessors bear the risk in the event of insolvency of the deposit banks and the Group would not be liable for the payment of any termination sum.

7. Pursuant to a Shareholder Support Agreement, the Group is required to make a Shareholder Contribution available to Connect Austria Gesellschaft Für Telekommunikation GmbH, a 17.45% owned investment, up to a total maximum amount of euro 68 million under certain limited circumstances with respect to a prospective breach or default under this company's Financing Agreements. Currently, the management of the Group is not aware of any fact which could potentially trigger such Shareholder Contribution.

LITIGATION AND CLAIMS

The Group is involved in a number of legal proceedings and has various claims pending as part of the course of its business. Associated costs are accrued when it is probable that a liability has been occurred, and the amount of that liability can be estimated with in a reasonable range.

21. RELATED PARTY TRANSACTIONS

The transactions and balances summarised below arose in the ordinary course of business with related parties:

Balances with related parties

(in millions of euro)	At 30 June 2002	At 31 December 2001
Payables to related parties		
France Telecom	4,038	3,743
Receivables and cash on deposits with related parties		
France Telecom	770	677
Non consolidated investments and affiliates	205	50

Transactions with related parties

	Six months ended 30 June		Year ended 31 December
(in millions of euro)	2002	2001	2001
Transactions with related parties			
France Telecom:			
- Revenues [(1)]	816	756	1,585
- Expenses[(1)]	(1,228)	(1,006)	(2,387)

[(1)] Includes interests.

The main transactions with related parties relate to interconnection between networks.

22. POST BALANCE SHEET EVENTS

- The Group acquired a 71.25% stake in the Egyptian operation MobiNil Telecommunications S.A.E ("MobiNil") from the France Telecom Group for a cash consideration of euro 324 million on 1 July 2002, in line with the intention expressed at the time of the Initial Public Offering of the Company in February 2001, ensuring joint control of MobiNil with Orascom Telecom Holding S.A.E. as its partner and co-shareholder. MobiNil owns 51% of Egyptian Company for Mobile Services S.A.E. ("ECMS"). ECMS was formed in 1998 and awarded its GSM 900 licence the same year. With 2.1 million active customers at 31 March 2002, ECMS is Egypt's number one provider of wirefree services. In the year ended 31 December 2001, ECMS recorded consolidated revenue of euro 507 million[(1)], EBITDA of euro 233 million[(1)] and net profit of euro 74 million[(1)].

- On 8 July 2002, the Group approved the capital increase of Orange Holding A/S for an amount of euro 177 million, of which the Group contributed euro 156 million through the partial conversion of its existing shareholder loan into capital. This resulted in an increase of the Group's shareholding in Orange Holding A/S from 53.58% to 66.08%, since the Group's co-shareholders did not participate in the capital increase.

- As a consequence of the Group being confirmed as a valid shareholder of Connect Austria by the ICC International Court of Arbitration on 4 July 2001, without any limitation to its rights as a 17.45% stake shareholder, a rebalancing of shareholder loans with the other Connect Austria shareholders was

completed by the Group in July 2002. It resulted in an additional shareholder loan of euro 99 million granted by the Group to Connect Austria, which represents the funding on a pro-rata basis as if the Group had been an active shareholder of that company during the litigation.

- In July 2002, Orange Slovensko A.S. was awarded a UMTS licence offered by the government of Slovakia for a fixed term of 20 years. The Group will pay an initial fee of euro 33 million before the end of 2002 and an annual licence fee of 0.08% of the turnover generated through the licence. Under the terms of the licence, commercial operations are required to begin by 2006 and must cover 20% of the population.

(1) Numbers published by ECMS (at 100%) and based on a foreign exchange rate of 4.58 Egyptian Pounds for 1 Euro.

23. CONSOLIDATION SCOPE

In 2001, the main changes in the consolidation scope relate to the following:

- The Group took part in the formation of the following companies in 2001:
  - Orange Sverige AB: the Group took part in the formation of that Company, with an initial 51% shareholding and subsequently acquired additional stakes (see below),
  - Orange Promotions S.A., Inventmobile S.A., Mobile for Business SNC, Orange International SAS.
- The Group acquired additional interests in the following companies in 2001:
  - On 16 January 2001, the Group acquired an additional 8% interest in Dutchtone N.V., bringing its total shareholding to 100%,
  - The Group increased its shareholding in Orange Communications S.A. from 85% to 99.75%, through the following steps:
    - On 15 March and 3 September 2001, the Group acquired an additional 2.5% and 5% stake respectively, after two of its co-shareholders elected to exercise their put options, bringing the Group's shareholding in Orange Communications S.A. to 92.5%,
    - On 7 November 2001, the Group increased the share capital of Orange Communications S.A. and thereby diluted the minority shareholders and increased the total Group's shareholding in Orange Communications S.A. from 92.5% to 99.75%.
  - Subsequent to the formation of Orange Sverige AB (see above), the Group acquired additional stakes (34% on 29 August 2001, 10% on 3 December 2001 and 3% on 27 December 2001), increasing its total shareholding from 51% to around 98% at 31 December 2001.
  - In January 2001, the Group entered into an agreement with its co-shareholders in BITCO whereby it acquired an additional 15% interest in this company, increasing the Group's total shareholding from 34% to 49%.
- The Group's shareholdings in Wind and MobilCom were reduced in 2001:
  - The Group's co-shareholder in Wind, ENEL, acquired a 100% shareholding in Infostrada on 29 March 2001 and contributed it to Wind on 30 July 2001, reducing the Group's shareholding in Wind from 43.4% to just below 26.6% (see Note 18),
  - The Group's shareholding in MobilCom was reduced from 28.5% to 28.3%, following the conversion to shares of convertible bonds held by employees of MobilCom.
- Hutchison Telecommunications (France) S.A., Orange France Holding S.A. and Dutchtone Multimedia N.V. were merged into existing consolidated entities in 2001,
- GlobtelNet A.S. was consolidated for the first time in 2001.

For the 6 months to 30 June 2002, the main changes in the consolidation scope relate to the following:

- The Group bought out the minority interests of Orange Sverige AB (2%) and Orange Communications S.A. (0.25%) bringing its total shareholding to 100% of the share capital of those two companies,

- GlobtelNet A.S., in which the Group owned an initial 85% stake, was merged into Orange Slovensko A.S. in January 2002, resulting in a slight decrease in the Group's shareholding in Orange Slovensko A.S. from 64.27% to 63.88%,

- Orange Services S.A. and Orange Clients S.A. were merged into Orange France S.A.,

- Mobiles et Permission S.A. and 3G Infrastructure Services AB were consolidated for the first time,

- Rapid Link was liquidated.

FRANCE

FULLY CONSOLIDATED COMPANIES

Company	Country	% interest 30 June 2002	% control 30 June 2002	% interest 30 June 2001	% interest 31 December 2001
Orange France S.A. (formerly FTM S.A.)	France	99.86%	99.86%	99.86%	99.86%
Orange Caraïbe S.A. (formerly France Caraïbe Mobiles S.A.)	France	100.00%	100.00%	100.00%	100.00%
Orange Distribution S.A. (formerly France Télécom Mobiles Distribution S.A.)	France	99.86%	100.00%	99.86%	99.86%
Orange Services S.A. (formerly France Télécom Mobiles Services S.A.)	France	-	-	99.86%	99.86%
Rapp 6	France	99.86%	100.00%	99.86%	99.86%
Orange Supports et Consulting (formerly Télémate)	France	99.86%	100.00%	99.86%	99.86%
Orange Clients S.A. (formerly France Télécom Mobiles Clients S.A.)	France	-	-	99.86%	99.86%
Orange Réunion (formerly France Télécom Mobiles La Réunion)	France	99.86%	100.00%	99.86%	99.86%
Orange Promotions S.A. (formerly France Télécom Mobiles Promotions S.A.)	France	99.86%	100.00%	99.86%	99.86%
Mobiles et Permission S.A.	France	99.86%	100.00%	-	-

PROPORTIONALLY CONSOLIDATED COMPANIES

Company	Country	% interest 30 June 2002	% control 30 June 2002	% interest 30 June 2001	% interest 31 December 2001
Darty France Télécom	France	49.93%	50.00%	49.93%	49.93%
Fidecall	France	49.93%	50.00%	49.93%	49.93%
Inventmobile S.A.	France	49.93%	50.00%	49.93%	49.93%
Mobile Internet for Business S.N.C.	France	49.93%	50.00%	49.93%	49.93%

UNITED KINGDOM

FULLY CONSOLIDATED COMPANIES

Company	Country	% interest 30 June 2002	% control 30 June 2002	% interest 30 June 2001	% interest 31 December 2001
Orange plc	England	100.00%	100.00%	100.00%	100.00%
Orange Austria Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange Cellular Services Ltd (formerly Hutchison Cellular Services Ltd)	England	100.00%	100.00%	100.00%	100.00%
Orange Holdings Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange Holdings (UK) Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange International Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange Mobile Data UK Ltd (formerly Hutchison Mobile Data (UK) Ltd)	England	100.00%	100.00%	100.00%	100.00%
Orange Overseas Holdings Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange Overseas Holdings No.2 Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange Paging (UK) Ltd (formerly Hutchison Paging (UK) Ltd)	England	100.00%	100.00%	100.00%	100.00%
Orange Personal Communications Services Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange Retail Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange 3G Ltd	England	100.00%	100.00%	100.00%	100.00%
The Point Telecommunications Ltd (formerly Hutchison Personal Communications Ltd)	England	100.00%	100.00%	100.00%	100.00%

REST OF WORLD

FULLY CONSOLIDATED COMPANIES

Company	Country	% interest 30 June 2002	% control 30 June 2002	% interest 30 June 2001	% interest 31 December 2001
Orange International Developments Ltd	Bahamas	100.00%	100.00%	100.00%	100.00%
Wirefree Services Belgium (formerly France Télécom Participations Belgium)	Belgium	100.00%	100.00%	100.00%	100.00%
Mobistar Corporate Solutions	Belgium	50.79%	100.00%	50.93%	50.79%
Mobistar S.A.	Belgium	50.79%	50.79%	50.93%	50.79%
Vista Cellular Ltd	Botswana	51.00%	51.00%	51.00%	51.00%
Rapid Link (liquidated)	China	-	-	67.00%	67.00%
Orange International S.A.S.	France	100.00%	100.00%	-	100.00%
Orange France Holding S.A.	France	-	-	100.00%	-
Orange Côte d'Ivoire (formerly Société Ivoirienne de Mobiles)	Ivory Coast	85.00%	85.00%	85.00%	85.00%
Orange Cameroon S.A. (formerly Société Camerounaise de Mobiles S.A.)	Cameroon	70.00%	70.00%	70.00%	70.00%
Wirefree Services Denmark A/S (formerly France Télécom Participations Denmark A/S)	Denmark	100.00%	100.00%	100.00%	100.00%
Orange A/S (formerly Mobilix A/S)	Denmark	53.58%	100.00%	53.58%	53.58%
Orange Holding A/S (formerly Mobilix Holding A/S)	Denmark	53.58%	53.58%	53.58%	53.58%
Orange Dominicana S.A. (formerly France Télécom Dominicana S.A.)	Dominican Republic	86.00%	86.00%	86.00%	86.00%
Telsea	Mauritius	51.00%	51.00%	51.00%	51.00%
Société Malgache de Mobiles	Madagascar	33.61%	65.90%	33.61%	33.61%
Dutchtone N.V.	The Netherlands	100.00%	100.00%	100.00%	100.00%
Dutchtone Retail	The Netherlands	100.00%	100.00%	-	100.00%
Orange International B.V.	The Netherlands	100.00%	100.00%	100.00%	100.00%
Orange Romania S.A. (formerly MobilRom S.A.)	Romania	67.81%	67.81%	67.81%	67.81%
Orange Slovensko A.S. (formerly Globtel A.S.)	Slovakia	63.88%	63.88%	64.00%	64.27%
GlobtelNet A.S.	Slovakia	-	-	85.00%	85.00%
Orange Sverige AB	Sweden	100.00%	100.00%	51.00%	97.96%
Orange Communications S.A.	Switzerland	100.00%	100.00%	87.50%	99.75%

PROPORTIONALLY CONSOLIDATED COMPANIES

Company	Country	% interest 30 June 2002	% control 30 June 2002	% interest 30 June 2001	% interest 31 December 2001
3G Infrastructure Services AB	Sweden	33.33%	33.33%	-	-

EQUITY ACCOUNTED INVESTMENTS

Company	Country	% interest 30 June 2002	% control 30 June 2002	% interest 30 June 2001	% interest 31 December 2001
Wind Telecomunicazioni S.p.A. (Group)	Italy	26.58%	26.58%	43.37%	26.58%
MobilCom A.G. (Group)	Germany	28.27%	28.27%	28.39%	28.31%
Bangkok Inter Teletech Company Ltd. - ("BITCO")	Thailand	49.00%	49.00%	49.00%	49.00%
TA Orange Company Ltd	Thailand	48.91%	48.91%	48.91%	48.91%

ORANGE WORLD

FULLY CONSOLIDATED COMPANIES

Company	Country	% interest	% control	% interest	
		30 June 2002	30 June 2002	30 June 2001	31 December 2001
Ananova Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange Services US, Inc.	United States	100.00%	100.00%	100.00%	100.00%
Orange World, Inc	United States	100.00%	100.00%	100.00%	100.00%
Wildfire Communications, Inc.	United States	100.00%	100.00%	100.00%	100.00%

EQUITY ACCOUNTED INVESTMENTS

Company	Country	% interest	% control	% interest	
		30 June 2002	30 June 2002	30 June 2001	31 December 2001
Book2eat.com Holdings Ltd (in liquidation)	England	41.74%	41.74%	41.74%	41.74%
NewsTakes, Inc. (in liquidation)	United States	25.00%	25.00%	25.00%	25.00%

Etats financiers consolidés

Orange

Pour les semestres clos les 30 juin 2002 et 2001 et l'exercice clos le 31 décembre 2001

ORANGE – COMPTES DE RESULTAT CONSOLIDES

En millions d'euros (sauf résultat par action)	*Note*	*Semestres clos les 30 juin*		*Exercice clos le 31 décembre*
		2002	*2001*	*2001*
Chiffre d'affaires	3	8 059	7 082	15 087
Coût des services et produits vendus		(2 814)	(2 773)	(5 815)
Frais commerciaux et administratifs		(2 929)	(2 662)	(5 942)
Frais de recherche et développement		(12)	(13)	(42)
EBITDA		**2 304**	**1 634**	**3 288**
Dotations aux amortissements (hors écarts d'acquisition)	6, 7	(1 059)	(815)	(1 848)
Résultat opérationnel		**1 245**	**819**	**1 440**
Charges financières, nettes		(197)	(219)	(420)
Gains et pertes de change		(15)	5	(18)
Autres produits et charges non opérationnels, nets		(1)	(14)	(12)
Quote-part dans les résultats des sociétés mises en équivalence (hors amortissement des écarts d'acquisition)	8	(207)	(316)	(604)
Résultat avant impôt, amortissement des écarts d'acquisition et intérêts minoritaires		**825**	**275**	**386**
Impôt sur les bénéfices	5	(382)	(411)	(684)
Résultat avant amortissement des écarts d'acquisition et intérêts minoritaires		**443**	**(136)**	**(298)**
Amortissement des écarts d'acquisition	6, 8	(157)	(322)	(556)
Intérêts minoritaires	14	(68)	(42)	(32)
RESULTAT NET PART DU GROUPE AVANT DEPRECIATIONS EXCEPTIONNELLES		**218**	**(500)**	**(886)**
Dépréciations exceptionnelles	6, 8	(1 080)	-	(3 635)
RESULTAT NET PART DU GROUPE		**(862)**	**(500)**	**(4 521)**
Résultat net part du Groupe avant dépréciations exceptionnelles par action (de base et dilué)		*0,05*	*(0,10)*	*(0,18)*
Résultat net part du Groupe par action		*(0,18)*	*(0,10)*	*(0,94)*
Résultat net dilué part du Groupe par action		*(0,18)*	*(0,10)*	*(0,94)*

ORANGE – BILANS CONSOLIDES

En millions d'euros	*Note*	*Au 30 juin 2002*	*Au 31 décembre 2001*
ACTIF			
Ecarts d'acquisition nets	**6**	3 650	3 804
Immobilisations incorporelles nettes (hors écarts d'acquisition)	**6**	8 492	8 903
Immobilisations corporelles nettes	**7**	9 827	9 768
Titres mis en équivalence	**8**	3 582	4 897
Titres de participation non consolidés	**9**	354	344
Autres actifs à long terme	**19**	214	6
Impôts différés à long terme nets	**5**	142	476
Total de l'actif immobilisé		**26 261**	**28 198**
Stocks	**17**	221	184
Créances clients nettes de provisions	**17, 18**	3 410	2 909
Impôts différés à court terme nets	**5**	214	92
Autres créances et charges constatées d'avance	**18**	1 146	1 440
Disponibilités	**10**	650	754
Total de l'actif circulant		**5 641**	**5 379**
TOTAL DE L'ACTIF		**31 902**	**33 577**
PASSIF			
Capitaux propres (part du groupe)	**15**	**17 415**	**18 830**
Intérêts minoritaires	**14**	**207**	**142**
Dettes financières à long et moyen terme	**10**	3 206	3 900
Financement à long terme des équipementiers UMTS	**11**	513	234
Autres dettes à long terme	**5, 13**	269	284
Total des dettes à long terme		**3 988**	**4 418**
Part à moins d'un an des dettes financières à long et moyen terme, découverts bancaires et autres emprunts à court terme	**10**	3 589	3 056
Dettes fournisseurs		4 157	4 391
Autres dettes et provisions à court terme	**10**	2 033	2 279
Impôts différés	**5**	39	53
Produits constatés d'avance		474	408
Total des dettes à court terme		**10 292**	**10 187**
TOTAL DU PASSIF		**31 902**	**33 577**

ORANGE – TABLEAU DE VARIATION DES CAPITAUX PROPRES CONSOLIDES

En millions d'euros (sauf nombre d'actions)	*Nombre d'actions émises*	*Capital*	*Primes d'émission*	*Réserves consolidées*	*Réserves de conversion*	*Total capitaux propres part du groupe*
Solde au 1er janvier 2001	**4 801 915 818**	**4 802**	**60 392**	**(42 711)**	**16**	**22 499**
Résultat net pour l'exercice	-	-	-	(4 521)	-	(4 521)
Augmentation de capital	12 647 072	13	83	-	-	96
Ecarts de conversion	-	-	-	-	176	176
Autres variations	-	-	-	580	-	580
Solde au 31 décembre 2001	**4 814 562 890**	**4 815**	**60 475**	**(46 652)**	**192**	**18 830**
Résultat net pour le semestre	-	-	-	(862)	-	(862)
Augmentation de capital	-	-	-	-	-	-
Ecarts de conversion	-	-	-	-	(561)	(561)
Autres variations	-	-	-	8	-	8
Solde au 30 juin 2002	**4 814 562 890**	**4 815**	**60 475**	**(47 506)**	**(369)**	**17 415**

Voir note 15.

ORANGE – TABLEAUX DES FLUX DE TRESORERIE CONSOLIDES

En millions d'euros

	Note	*Semestres clos les 30 juin*		*Exercice clos le 31 décembre*
		2002	***2001***	***2001***
OPERATIONS D'EXPLOITATION				
Résultat net part du groupe		(862)	(500)	(4 521)
Amortissement des immobilisations et des écarts d'acquisition	6, 7, 8	1 216	1 137	2 404
Dépréciations exceptionnelles	6, 8	1 080	-	3 635
Plus et moins values sur cessions d'actifs		6	17	(17)
Variation des provisions		(13)	72	240
Résultats non distribués des sociétés mises en équivalence	8	207	316	604
Impôts différés	5	57	28	74
Intérêts minoritaires	14	68	42	32
Autres éléments		-	-	(3)
Capacité d'autofinancement		**1 759**	**1 112**	**2 448**
Variation du besoin en fonds de roulement		(140)	(445)	208
Flux de trésorerie provenant de l'exploitation		**1 619**	**667**	**2 656**
OPERATIONS D'INVESTISSEMENT				
Acquisition d'immobilisations corporelles et incorporelles (hors licences UMTS et nets des variations sur fournisseurs d'immobilisations [1])	6, 7	(1 804)	(1 433)	(3 018)
Acquisition de licences UMTS	6	-	(186)	(873)
Acquisitions de titres de participation et de filiales, hors trésorerie acquise	19	(29)	(546)	(669)
Augmentation des autres actifs à long terme	19	(259)	-	-
Produits de cession de titres de participation et d'autres actifs	9, 19	1	534	545
Flux de trésorerie affecté aux investissements		**(2 091)**	**(1 631)**	**(4 015)**
OPERATIONS DE FINANCEMENT				
Augmentation/(diminution) des emprunts à long terme		(425)	(83)	(251)
Augmentation /(diminution) des découverts bancaires et des emprunts à court terme		528	355	(3 631)
Diminution des autres dettes	10, 19	-	(1 082)	(5 960)
Augmentation du financement des équipementiers UMTS	11	279	-	234
Augmentations de capital de la société mère et augmentations de capital de filiales souscrites par les actionnaires minoritaires		2	106	104
Flux de trésorerie (affecté aux) provenant des opérations de financement		**384**	**(704)**	**(9 504)**
(Diminution)/augmentation des disponibilités		(88)	(1 668)	(10 863)
Incidence des variations de taux de change sur les disponibilités		(16)	6	5
Disponibilités à l'ouverture	10	754	11 612	11 612
Disponibilités à la clôture	10	**650**	**9 950**	**754**

[1] Les variations sur fournisseurs d'immobilisations ont généré un flux de trésorerie négatif de 310 millions d'euros au cours du semestre clos le 30 juin 2002 (contre un flux positif de 27 millions d'euros au cours du semestre clos le 30 juin 2001 et de 338 millions d'euros en 2001).

1. PRESENTATION DE L'ACTIVITE

Orange S.A. (« la Société ») est une société cotée sur le premier marché d'Euronext Paris et sur le London Stock Exchange.

La Société, ses filiales et participations («le Groupe») proposent une gamme complète de services de télécommunications mobiles et de transmission de données en France, au Royaume Uni et sur certains marchés d'Europe continentale et du reste du monde.

Formé le 29 décembre 2000, le Groupe est constitué des activités mobiles exercées (i) par FTM S.A. (rebaptisée Orange France S.A. – «Orange France» - en 2001), suite à l'apport de FTM (la division mobile de France Télécom jusqu'au 31 décembre 1999) à FTM S.A. le 22 août 2000, avec effet rétroactif au 1er janvier 2000, (ii) par Orange plc et ses filiales, essentiellement implantées au Royaume-Uni, qui ont été acquises par France Télécom au groupe Vodafone en août 2000 et (iii) par certaines des filiales et participations européennes et internationales de France Télécom.

2. METHODES COMPTABLES

Les comptes consolidés du Groupe sont établis conformément aux principes comptables généralement admis en France en conformité avec le règlement 99-02 du Comité de la Réglementation Comptable du 29 avril 1999 et avec la recommendation 99-R-01 du 18 mars 1999 du Conseil National de la Comptabilité relative aux arrêtés intermédiaires. Le règlement 2000-06 du Comité de la Réglementation Comptable relatif aux passifs, applicable à compter du 1er janvier 2002, n'a pas eu d'impact significatif sur les comptes du Groupe.

La direction du Groupe estime avoir pris en compte les éléments nécessaires pour assurer l'image fidèle de la situation financière, du résultat des opérations et des flux de trésorerie consolidés pour les semestres clos les 30 juin 2002 et 2001.

Les comptes consolidés semestriels doivent se lire en complément des états financiers consolidés de l'exercice clos le 31 décembre 2001 qui figurent notamment dans le document de référence, enregistré auprès de la "Commission des Opérations de Bourse" (COB) le 22 Mai 2002, sous la référence No. R.02-118.

PRÉSENTATION DES ÉTATS FINANCIERS

- Au compte de résultat, les charges opérationnelles sont présentées selon leur destination, à l'exception des dotations nettes aux amortissements et aux provisions sur immobilisations corporelles et incorporelles qui sont présentées sous deux rubriques spécifiques du compte de résultat "Dotation aux amortissements (hors écart d'acquisition)" et "Amortissement des écarts d'acquisition".

- Les résultats de cession des titres de participation sont reflétés sous la rubrique "Autres produits et charges non opérationnels, nets".

- La rubrique "Amortissement des écarts d'acquisition " inclut l'amortissement des écarts d'acquisition de l'ensemble des entreprises intégrées et également des sociétés mises en équivalence.

- La ligne "Dépréciations exceptionnelles" reflète les pertes de valeur enregistrées suite à la revue de la valeur d'utilité des écarts d'acquisition et autres actifs à long terme du Groupe.

- Le bilan présente les actifs et les dettes en fonction de leur degré de liquidité ou d'exigibilité croissante et distingue les éléments à court terme, dont l'échéance est inférieure à un an, des éléments à long terme.

- Le tableau des flux de trésorerie présente la variation de la trésorerie hors découverts bancaires et hors valeurs mobilières de placement à échéance de plus de trois mois à leur date d'acquisition, dont les variations sont respectivement incluses dans les activités de financement et d'investissement.

PRINCIPES DE CONSOLIDATION

Les principes de consolidation sont les suivants:

- Les filiales sur lesquelles le Groupe exerce directement ou indirectement un contrôle exclusif sont consolidées selon la méthode de l'intégration globale.

- Les sociétés dans lesquelles le Groupe et un nombre limité d'autres actionnaires exercent un contrôle conjoint sont consolidées selon la méthode de l'intégration proportionnelle.

- Les sociétés dans lesquelles une influence notable est exercée (correspondant, en général, à un pourcentage de contrôle se situant entre 20% et 50%) sont consolidées selon la méthode de la mise en équivalence.

- Toutes les opérations et soldes inter-compagnies significatifs sont éliminés.

CONVERSION DES ÉTATS FINANCIERS DES FILIALES ÉTRANGÈRES

Les états financiers des filiales étrangères exprimés en devise locale sont convertis de la façon suivante :

- les actifs et les passifs sont convertis au taux de clôture,

- le compte de résultat est converti au taux moyen de la période,

- les écarts de conversion résultant de l'application de ces différents taux figurent dans un poste spécifique des capitaux propres. Les écarts de conversion relatifs aux comptes des filiales implantées dans les pays membres de la zone euro ont été figés sur la base des parités officielles arrêtées le 31 décembre 1998.

Les états financiers des filiales exerçant leur activité dans des économies à forte inflation sont retranscrits dans leur devise fonctionnelle, avant d'être convertis en euros, de la façon suivante :

- les éléments monétaires du bilan sont convertis au taux de clôture,

- les éléments non monétaires sont convertis au taux historique,

- le compte de résultat est converti au taux moyen de la période à l'exception des dotations et reprises d'amortissements et provisions qui sont converties au taux historique,

- les écarts de conversion résultant de l'application de ces différents taux figurent en résultat de change au compte de résultat.

OPERATIONS EN DEVISES

Les soldes monétaires libellés en devises sont convertis en fin de période au taux de clôture. Les pertes et gains de change latents sur soldes monétaires en devises ne faisant pas l'objet de couvertures sont constatés en résultat de la période.

RECONNAISSANCE DU CHIFFRE D'AFFAIRES

Le chiffre d'affaires comprend les produits issus (i) des communications téléphoniques (y compris les frais d'abonnement mensuels), (ii) du roaming regroupant les refacturations aux opérateurs étrangers partenaires, (iii) de la vente d'équipements et d'autres biens et services.

Les produits issus des communications téléphoniques, du roaming et des autres services sont enregistrés en produits lorsque la prestation de service est rendue.

Les produits des ventes de terminaux sont constatés lors de la livraison au client ou lors de l'activation de la ligne, suivant les cas.

COUTS D'ACQUISITION ET DE FIDELISATION DES CLIENTS

Les coûts d'acquisition et de fidélisation des clients sont enregistrés dans les charges de l'exercice au cours duquel ils sont encourus. Les coûts d'acquisition des clients sont calculés séparément (voir note 3) :

- en soustrayant des coûts d'acquisition des terminaux vendus, qui figurent au poste «Coûts des services et produits vendus », le montant des revenus de la vente d'équipement,

- ce premier montant est additionné à celui des commissions et rabais versés aux distributeurs qui figurent au poste «Frais commerciaux et administratifs».

FRAIS DE PUBLICITE

Les frais de publicité sont comptabilisés dans les charges de l'exercice au cours duquel ils sont encourus.

RECHERCHE ET DEVELOPPEMENT

Les frais de recherche et développement sont comptabilisés dans les charges de l'exercice au cours duquel ils sont encourus.

DISPONIBILITES

Les disponibilités sont constituées par les liquidités immédiatement disponibles et par les placements à court terme, sans risque en capital, dont l'échéance est généralement inférieure ou égale à trois mois à leur date d'acquisition. Ces placements sont évalués au coût historique, qui est proche de leur valeur de réalisation.

RECOUVREMENT DES CREANCES CLIENTS

Des provisions sont constituées sur la base d'une évaluation du risque de non-recouvrement des créances. Ces provisions sont fondées sur la base d'une appréciation individuelle ou statistique de ce risque de non-recouvrement.

En raison des différents types de clientèle (particuliers, grandes entreprises et clients professionnels) localisés dans de nombreuses régions et pays et opérant dans des secteurs d'activités variés, le Groupe ne se considère pas exposé à une concentration du risque clients.

STOCKS

Les stocks comprennent essentiellement les terminaux. Ils sont valorisés au plus bas de leur coût d'acquisition et de leur valeur nette probable de réalisation tenant compte notamment des perspectives de revenus futurs générés par la prise d'abonnement. Le coût d'acquisition est déterminé selon la méthode "premier entré, premier sorti" ou en calculant un coût de revient moyen pondéré.

COMPTABILISATION DES ACQUISITIONS D'ENTREPRISES

De manière générale, lors de l'acquisition d'une entreprise, le coût d'acquisition des titres est alloué, sur la base de la juste valeur, aux actifs et passifs identifiables de l'entreprise acquise.

L'écart d'acquisition représente l'excédent du prix d'acquisition sur la quote-part acquise de la juste valeur des actifs et passifs identifiables. Il est inscrit au bilan consolidé sous la rubrique «Ecarts d'acquisition nets » pour les sociétés contrôlées et sous la rubrique « Titres mis en équivalence » pour les sociétés sur lesquelles le Groupe exerce une influence notable.

Les écarts d'acquisition relatifs aux entreprises étrangères sont comptabilisés comme des actifs libellés dans leur monnaie fonctionnelle.

Les écarts d'acquisition sont amortis sur des durées variant de 5 à 20 ans en fonction de la nature de l'activité et de l'importance stratégique de chaque acquisition.

La valeur d'utilité des écarts d'acquisition fait l'objet d'un examen lorsque des événements ou des circonstances indiquent qu'une perte de valeur est susceptible d'être survenue. De tels événements ou circonstances comprennent des changements significatifs défavorables présentant un caractère durable, affectant les hypothèses ou objectifs retenus à la date d'acquisition. La nécessité de constater une perte de valeur est appréciée par référence à la valeur des flux de trésorerie non actualisés, dans le cadre des hypothèses économiques et des conditions d'exploitation prévisionnelle retenues par la direction du Groupe.

Lorsqu'une dépréciation apparaît nécessaire, le montant comptabilisé est égal à l'écart entre la valeur nette comptable et la juste valeur. La juste valeur est déterminée par référence aux flux de trésorerie futurs actualisés sur la base de taux appropriés, et en prenant en compte les autres avantages attendus lors de l'acquisition, tels que les synergies attendues de l'intégration de l'entreprise acquise aux activités du Groupe ainsi que la valeur stratégique de cette entreprise pour le Groupe.

Conformément au règlement 99-02 du Comité de la réglementation comptable, au coût d'acquisition des titres de l'entreprise acquise peut être substituée la valeur des actifs et passifs constitutifs des capitaux propres de celle-ci lorsque l'acquisition satisfait les conditions énoncées par le paragraphe 215 (l'acquisition doit notamment porter au

moins sur 90 % du capital et être rémunérée par l'émission des titres de l'acquéreur).

IMMOBILISATIONS INCORPORELLES ET CORPORELLES

Les licences d'exploitation des réseaux mobiles sont enregistrées en immobilisations incorporelles. Elles sont comptabilisées au coût d'acquisition (qui correspond au prix payé ou à la valeur actualisée des paiements futurs quand ceux-ci peuvent être raisonnablement estimés, suivant les cas) et amorties linéairement sur la période durant laquelle le groupe bénéficie du droit d'utilisation de la licence, en tenant compte le cas échéant des perspectives de renouvellement. Elles sont amorties à compter de la date de commercialisation des services.

La licence UMTS octroyée à Orange France en 2001 a été enregistrée conformément à l'avis 2002-B du Comité d'Urgence du Conseil National de la Comptabilité du 9 janvier 2002. En conséquence, la part fixe de la redevance d'exploitation payée le 30 septembre 2001 à hauteur de 619 millions d'euros a été enregistrée en immobilisation incorporelle. La part variable de la redevance d'utilisation (égale à 1 % des revenus UMTS futurs d'Orange France) sera payable annuellement et comptabilisée en charges de l'exercice au cours duquel elle sera encourue.

Les parts de marché (voir note 6) ne sont pas amorties mais sont soumises à un examen régulier visant à déterminer si elles ont subi une perte de valeur, sur la base des flux de trésorerie futurs correspondant à la base de clientèle sur les marchés suisse et néerlandais à chaque date de clôture (voir dépréciation des actifs immobilisés).

Les immobilisations corporelles sont enregistrées à leur coût d'acquisition ou à leur coût de production, qui comprennent dans le cadre des réseaux les coûts de planification et de conception ainsi que les dépenses de construction, d'aménagement des sites et les frais d'extension fonctionnelle des installations.

Les charges financières correspondant aux intérêts des capitaux empruntés pour financer la production des immobilisations corporelles sont incorporées au coût de production pendant la période de construction.

Les dépenses de réparation, de maintenance et de démontage sont enregistrées dans les charges de l'exercice au cours duquel elles sont encourues.

L'amortissement des immobilisations corporelles est calculé selon le mode linéaire en fonction des durées de vie économiques. Les durées de vie sont essentiellement les suivantes :

Réseau analogique et GSM	5 à 8 ans
Bâtiments et aménagements	10 à 30 ans
Équipement et logiciel informatique hors réseau	3 à 5 ans
Autres	3 à 10 ans

Les biens financés par un contrat de location qui transfère au Groupe les risques et avantages liés à la propriété de ces actifs sont comptabilisés en immobilisations avec en contrepartie l'inscription d'une dette financière.

DEPRECIATION DES ACTIFS IMMOBILISES

Les actifs immobilisés, incorporels et corporels (hors écarts d'acquisition), font l'objet de dépréciation, lorsque, du fait d'événements ou de circonstances intervenus au cours de l'exercice, leur valeur économique apparaît durablement inférieure à leur valeur nette comptable.

Pour les actifs destinés à être conservés et utilisés, la nécessité de constater une dépréciation est notamment appréciée, pour chaque groupe d'actifs, par référence à la valeur des flux de trésorerie futurs non actualisés attendus de ces actifs, dans le cadre des hypothèses économiques et des conditions d'exploitation prévisionnelles retenues par la direction du Groupe.

Lorsqu'une dépréciation apparaît nécessaire pour ces actifs, le montant comptabilisé est égal à l'écart entre la valeur nette comptable et la juste valeur. La juste valeur est déterminée sur la base des flux de trésorerie futurs actualisés ou par référence, soit aux coûts de remplacement vétusté déduite, soit aux coûts des technologies alternatives, soit aux transactions récentes sur des activités comparables, soit au prix de marché.

Les actifs destinés à être cédés sont dépréciés lorsque leur valeur de marché, diminuée des frais de vente, est inférieure à la valeur nette comptable.

TITRES DE PARTICIPATION NON CONSOLIDES

Les titres de participation non consolidés sont inscrits à leur coût d'acquisition. Une provision pour dépréciation est constatée si cette valeur est durablement supérieure à la valeur d'utilité, fondée sur l'appréciation par la direction du Groupe, quant à la nature spécifique de chaque participation.

IMPOTS DIFFERES

Les impôts différés résultant des décalages temporaires entre la valeur comptable et la base fiscale des actifs ou des passifs, ainsi que ceux résultant des reports déficitaires sont comptabilisés. Des provisions pour dépréciation des impôts différés actifs sont constatées en fonction de la probabilité de récupération de ces impôts.

Le Groupe utilise la méthode du report variable, selon laquelle les impôts différés sont calculés en appliquant les taux d'imposition votés à la date de clôture de l'exercice et qui seront applicables à la date de renversement des différences.

COUTS D'EMISSION DES EMPRUNTS

Les coûts d'émission des emprunts sont enregistrés à l'actif du bilan et amortis sur la durée de vie des emprunts.

INDEMNITES DE DEPART A LA RETRAITE

En France, la législation prévoit que des indemnités soient versées aux salariés au moment de leur départ en retraite en fonction de leur ancienneté et de leur salaire à l'âge de la retraite. Le coût actuariel de cet engagement est pris en charge chaque année pendant la durée de vie des salariés. L'incidence des variations d'hypothèses est prise en compte en résultat sur la durée moyenne résiduelle d'activité des salariés.

En Angleterre, Orange plc a mis en place un plan de retraite à cotisations définies ainsi qu'un plan de retraite à revenus garantis dont la gestion est confiée à des organismes extérieurs. Les contributions à ces deux plans sont enregistrées en charge de l'exercice au cours duquel elles sont encourues.

INSTRUMENTS FINANCIERS

Les risques de marché liés aux variations des taux d'intérêt et des cours de change sont gérés en utilisant des instruments financiers dérivés, notamment des *swaps* de taux d'intérêt, des contrats de *caps* et de *floors*, des contrats de change à terme, des *swaps* de devises et des options de change. Tous ces instruments sont utilisés à des fins de couverture.

Les produits et charges résultant de l'utilisation de ces instruments sont constatés en résultat de manière symétrique à l'enregistrement des charges et produits des opérations couvertes :

- les différentiels d'intérêts à recevoir ou à payer résultant des opérations de *swaps*, *caps* et *floors* de couverture ainsi que les primes et soultes liées à ces opérations sont constatés en résultat sur la durée de vie des contrats comme un ajustement de la charge d'intérêt ;

- les écarts initiaux entre le taux à terme négocié et le fixing du jour sur les contrats de change à terme et les *swaps* de devises considérés comme étant des opérations de couverture sont enregistrés en résultat sur la durée de vie du contrat comme un ajustement de la charge d'intérêt. Les gains et pertes de change ultérieurs engendrés par ces contrats, dus à des variations de cours de change, sont enregistrés comme des corrections du résultat de change résultant de l'élément couvert ;

- les gains et pertes résultant des contrats affectés à la couverture des engagements fermes ou transactions futures identifiables sont différés et pris en compte dans la valorisation de la transaction concernée lors de sa réalisation.

RESULTATS PAR ACTION

Le résultat de base par action est calculé sur la base du nombre moyen d'actions en circulation sur la période.

Le résultat dilué par action prend en compte la conversion en actions ordinaires des instruments dilutifs en circulation à la clôture de l'exercice. Le résultat dilué est calculé à partir du résultat net part du groupe corrigé du coût financier des instruments dilutifs et de leur incidence sur la participation des salariés, nets de l'effet d'impôt correspondant.

PLANS D'OPTIONS DE SOUSCRIPTION ET D'ACQUISITION D'ACTIONS

Les actions émises dans le cadre de l'exercice d'options de souscription d'actions sont inscrites en augmentation de capital à la date d'exercice et au prix d'exercice des options de souscription.

Les actions propres acquises par le Groupe dans le cadre des plans d'options d'acquisition d'actions font l'objet d'une provision lorsque leur coût de revient est supérieur au prix d'exercice des options.

Les charges sociales relatives aux plans d'options de souscription et d'acquisition d'actions sont provisionnées dès que l'exercice des options devient probable.

3. INFORMATIONS PAR SEGMENT D'ACTIVITE

Les principales variations du périmètre de consolidation du Groupe survenues au cours du semestre clos le 30 juin 2002 et au cours de l'exercice 2001 sont présentées dans la note 23.

Le Groupe opère dans le secteur de la téléphonie mobile sur quatre segments :

- le segment "France" comprend l'activité de téléphonie mobile en France métropolitaine, aux Antilles et à La Réunion (activité réalisée en tant qu'opérateur et en tant que société de commercialisation de services).

- le segment "Royaume-Uni" comprend l'activité de téléphonie mobile au Royaume-Uni. Dans les comptes de résultats consolidés, tous les montants libellés en livres sterling ont été convertis en euros au taux moyen de 1 livre = 1,6090 euro pour le semestre clos le 30 juin 2002, 1 livre = 1,6039 euro pour le semestre clos le 30 juin 2001 et 1 livre = 1,6084 euro pour l'exercice clos le 31 décembre 2001. Les données bilantielles libellées en livres sterling ont été converties en euros au taux en vigueur à chaque clôture. L'évolution du taux de change de la livre sterling contre l'euro au cours du semestre clos le 30 juin 2002 a eu pour effet de diminuer de manière sensible toutes les données bilantielles libellées en livres sterling (voir note 15).

- le segment "Reste du monde" comprend l'activité de téléphonie mobile de l'ensemble des autres filiales européennes et internationales.

- le segment «Orange World» comprend l'ensemble des activités relatives au développement de services multimédia.

Les principaux agrégats opérationnels par segment sur les périodes présentées sont les suivants:

	Semestres clos les 30 juin		Exercice clos le 31 décembre
(en millions d'euros, sauf effectif moyen)	**2002**	**2001**	**2001**
France			
Chiffre d'affaires	3 636	3 177	6 876
EBITDA avant coût d'acquisition des clients	1 682	1 490	3 105
Coût d'acquisition des clients	(371)	(373)	(920)
EBITDA	1 311	1 117	2 185
Amortissements (1)	(321)	(260)	(561)
Résultat opérationnel courant	990	857	1 624
Immobilisations corporelles et incorporelles (2)	3 572	2 802	3 569
Effectif moyen (3)	7 860	6 971	6 971
Royaume-Uni			
Chiffre d'affaires	2 870	2 567	5 337
EBITDA avant coût d'acquisition des clients	1 112	968	1 976
Coût d'acquisition des clients	(257)	(421)	(699)
EBITDA	855	547	1 277
Amortissements (1)	(378)	(277)	(665)
Résultat opérationnel courant	477	270	612
Immobilisations corporelles et incorporelles (2)	9 878	10 155	10 330
Effectif moyen (3)	11 202	12 856	12 734

(en millions d'euros, sauf effectif moyen)	Semestres clos les 30 juin 2002	2001	Exercice clos le 31 décembre 2001
Reste du Monde			
Chiffre d'affaires	1 626	1 372	2 941
EBITDA	334	70	57
Amortissements[1]	(356)	(276)	(618)
Résultat opérationnel courant	(22)	(206)	(561)
Résultat des sociétés mises en équivalence [1]	(207)	(316)	(601)
Immobilisations corporelles et incorporelles [2]	8 463	7 870	8 536
Titres mis en équivalence [2]	3 582	8 420	4 895
Effectif moyen [3]	10 674	9 318	9 942
"Orange World"			
Chiffre d'affaires	-	-	-
EBITDA	(34)	(20)	(41)
Amortissements[1]	(4)	(2)	(4)
Résultat opérationnel courant	(38)	(22)	(45)
Résultat des sociétés mises en équivalence [1]	-	-	(3)
Immobilisations corporelles et incorporelles [2]	56	253	40
Titres mis en équivalence [2]	-	5	2
Effectif moyen [3]	414	293	323
Eléments de réconciliation			
Chiffre d'affaires - Eliminations inter-segments	(73)	(34)	(67)
EBITDA - Résultat opérationnel – Coûts centraux non répartis [4]	(162)	(80)	(190)
Total Groupe			
Chiffre d'affaires	8 059	7 082	15 087
EBITDA	2 304	1 634	3 288
Amortissements[1]	(1 059)	(815)	(1 848)
Résultat opérationnel courant	1 245	819	1 440
Résultat des sociétés mises en équivalence [1]	(207)	(316)	(604)
Immobilisations corporelles et incorporelles [2]	21 969	21 080	22 475
Titres mis en équivalence [2]	3 582	8 425	4 897
Effectif moyen [3]	30 150	29 438	29 970

(1) Hors amortissement des écarts d'acquisition.

(2) Y compris les écarts d'acquisition.

(3) Effectif moyen en equivalent plein temps.

(4) Frais généraux et autres coûts communs, incluant la redevance de gestion facturée par France Télécom qui s'élève à 21 millions d'euros pour le semestre clos le 30 juin 2002 (contre un montant nul pour l'exercice 2001).

4. CHARGES DE PERSONNEL

(en millions d'euros, sauf effectif moyen)	Semestres clos les 30 juin 2002	2001	Exercice clos le 31 décembre 2001
Effectif moyen (1)	30 150	29 438	29 970
Charges de personnel :			
Traitements et salaires	635	545	1 177
Charges sociales et autres charges liées aux retraites	125	117	232
Total	**760**	**662**	**1 409**

(1) Effectif moyen equivalent temps plein.

De plus, les charges de personnel comprennent la participation des salariés des sociétés françaises pour un montant de 22 millions d'euros pour le semestre clos le 30 juin 2002 (contre 15 millions d'euros pour le semestre clos le 30 juin 2001 et 33 millions d'euros en 2001).

Les agents fonctionnaires employés par France Télécom et travaillant pour Orange France dans le cadre de contrats ou d'accords de sous-traitance entre France Télécom et Orange France sont inclus dans les effectifs moyens du Groupe : ils représentaient 610 personnes en équivalent temps plein au 30 juin 2002, contre 767 au 30 juin 2001 et 707 au 31 décembre 2001. Les charges correspondantes supportées par Orange France (correspondant principalement à la refacturation de salaires et de charges sociales) sont incluses dans les charges de personnel présentées : elles s'élevaient à 14 millions d'euros pour le semestre clos le 30 juin 2002, contre 17 millions d'euros pour le semestre clos le 30 juin 2001 et 32 millions d'euros en 2001.

Dans le cadre de la constitution du Groupe, différents dispositifs d'intéressement du personnel et du management ont été mis en place, notamment sous la forme de plans d'options de souscription et d'acquisition d'actions (voir note 16).

5. IMPOT SUR LES SOCIETES

L'impôt sur les sociétés s'analyse de la façon suivante :

(en millions d'euros)	Semestres clos les 30 juin 2002	2001	Exercice clos le 31 décembre 2001
Impôts courants	(325)	(383)	(610)
Impôts différés	(57)	(28)	(74)
Total	**(382)**	**(411)**	**(684)**

Les variations de la charge d'impôt sur les sociétés sont principalement liées à Orange France et à Orange Personal Communications Services Ltd ("OPCS") et, pour le semestre clos le 30 juin 2002, également à Mobistar S.A., Orange S.A. et Orange Romania S.A.

Au 30 juin 2002, compte tenu des perspectives de résultats fiscaux bénéficiaires de Mobistar S.A., un impôt différé actif de 58 millions d'euros a été reconnu au titre des déficits fiscaux reportables de cette société.

A compter du 1er janvier 2002, la société Orange S.A. a opté pour le régime de l'intégration fiscale du groupe qu'elle constitue avec ses filiales françaises détenues au moins à 95 %.

Le rapprochement entre l'impôt théorique au taux légal d'imposition en France et l'impôt effectif constaté se présente comme suit :

(en millions d'euros)	Semestres clos les 30 juin 2002	2001	Exercice clos le 31 décembre 2001
Impôt théorique au taux légal d'imposition [(1)]	**(292)**	**(100)**	**(140)**
Pertes réalisées par les sociétés mises en équivalence	(73)	(115)	(220)
Déficits fiscaux et autres différences temporaires non activés [(2)]	2	(206)	(378)
Ecarts de taux France/étranger, différences permanentes et variations de taux d'impôt	(19)	10	54
Impôt effectif	**(382)**	**(411)**	**(684)**

(1) Le taux légal d'imposition s'élève à 35,43% au 30 juin 2002 (contre 36,43% au 30 juin et au 31 décembre 2001) et est appliqué au résultat avant impôt, amortissement des écarts d'acquisition, intérêts minoritaires et dépréciations exceptionnelles.

(2) Impôts différés actif relatifs aux sociétés en phase de démarrage qui, conformément aux principes comptables du Groupe, sont intégralement dépréciés (voir Note 2). Pour le semestre clos le 30 juin 2002, cette ligne inclut également l'impact lié à la reconnaissance d'un impôt différé actif au titre des déficits fiscaux reportables de Mobistar S.A. (voir ci-dessus).

Les impôts différés actifs et passifs par nature de différences temporaires se ventilent comme suit :

(en millions d'euros)	Au 30 juin 2002	Au 31 décembre 2001
Impôts différés actifs		
Reports déficitaires	1 237	1 412
Autres impôts différés actifs	153	252
Total impôts différés actifs	**1 390**	**1 664**
Provision pour dépréciation	(1 034)	(1 096)
Impôts différés actifs nets	**356**	**568**
Dont impôts différés actifs à court terme	*214*	*92*
Dont impôts différés actifs à long terme	*142*	*476*
Impôts différés passif		
Amortissements dérogatoires	2	54
Autres impôts différés passifs	37	38
Impôts différés passif	**39**	**92**
Dont impôts différés passif à court terme	*39*	*53*
Dont impôts différés passif à long terme	*-*	*39*

Au 30 juin 2002, les impôts différés actifs à long terme concernent principalement OPCS et Mobistar S.A. et ils devraient être utilisés dans un délai de 5 ans. La diminution des impôts différés actifs à long terme par rapport au 31 décembre 2001 s'explique pour l'essentiel par le reclassement d'une partie des actifs d'impôts différés d'OPCS du long terme vers le court terme, partiellement compensé par la reconnaissance d'impôts différés actifs nets à long terme au titre des déficits fiscaux reportables de Mobistar S.A.

6. IMMOBILISATIONS INCORPORELLES

(en millions d'euros)	Au 30 juin 2002 Valeur brute	Amort. cumulés	Valeur nette comptable	Au 31 décembre 2001 Valeur nette comptable
Licences UMTS	7 652	-	7 652	8 078
Ecarts d'acquisition des sociétés intégrées et fonds de commerce	4 284	(634)	3 650	3 804
Licences, brevets et droits d'utilisation	806	(230)	576	550
Parts de marché	194	-	194	193
Autres immobilisations incorporelles	105	(35)	70	82
Total	**13 041**	**(899)**	**12 142**	**12 707**

Les acquisitions d'immobilisations incorporelles (hors licences UMTS) se sont élevées à 94 millions d'euros pour le semestre clos le 30 juin 2002.

Licences UMTS

Ce poste se détaille comme suit au 30 juin 2002 :

(en millions d'euros)	Date d'attribution	Devise d'origine	Valeur en devise d'origine	Equivalent euro
Orange 3G Ltd	Septembre 2000	GBP	4 095	6 304
Dutchtone N.V.	Juillet 2000	NLG	960	436
Orange Communications S.A.	Decembre 2000	CHF	55	38
Mobistar S.A.	Mars 2001	BEF	6 051	150
Orange France S.A.	Août 2001	FRF	4 060	619
Orange A/S	Septembre 2001	DKK	779	105
Total				**7 652**

Comme indiqué en note 2, les licences UMTS seront amorties à compter de la date de commercialisation des services.

En juin 2002, le Groupe s'est vu attribuer l'une des quatre licences UMTS proposées par le gouvernement luxembourgeois pour une durée de 15 ans. Selon les termes du contrat, l'exploitation de la licence devrait commencer en 2003 et 95% de la population devrait être couverte d'ici août 2003. Le Groupe a payé une redevance initiale de 60 000 euros et réglera chaque année une faible redevance pour l'utilisation du spectre de fréquence ainsi qu'une redevance variable représentant 0,2% des revenus UMTS ou un minimum garanti de 200 000 euros.

Ecarts d'acquisition

La valeur nette comptable des écarts d'acquisition des sociétés intégrées s'analyse de la façon suivante :

(en millions d'euros)	Valeur nette comptable Au 30 juin 2002	Valeur nette comptable Au 31 décembre 2001
Orange Communications S.A	1 517	1 534
Dutchtone N.V.	1 142	1 173
Orange Romania S.A.	538	626
Orange Slovensko A.S.	294	310
Autres	159	161
Total (net)	**3 650**	**3 804**

La dotation aux amortissements des immobilisations incorporelles, hors amortissement des écarts d'acquisition, s'élève à 38 millions d'euros pour le semestre clos le 30 juin 2002 (contre 43 millions d'euros pour le semestre clos le 30 juin 2001 et 90 millions d'euros en 2001).

Les écarts d'acquisition sont amortis sur des durées variant de 5 à 20 ans en fonction de la nature de l'activité et de l'importance stratégique de l'acquisition. La dotation aux amortissements des écarts d'acquisition des sociétés intégrées s'élève à 97 millions d'euros pour le semestre clos le 30 juin 2002 (contre 130 millions d'euros sur le semestre clos le 30 juin 2001 et 255 millions d'euros en 2001).

Les écarts d'acquisition relatifs aux sociétés Ananova et Wildfire Communications d'un montant de 207 millions d'euros au 31 décembre 2001 ont été intégralement dépréciés à cette date. Cette dépréciation de 207 millions d'euros est incluse dans la ligne «Dépréciations exceptionnelles» du compte de résultat de l'exercice 2001.

Affectation du prix d'acquisition aux actifs et passifs identifiables

Au cours de l'exercice 2001, le prix d'acquisition des titres des sociétés Orange Communications S.A. et Dutchtone N.V. a été affecté aux actifs et passifs identifiables conformément aux dispositions du paragraphe 211 du règlement 99-02. En conséquence, le prix d'acquisition des titres (1 468 millions d'euros pour 57,25% du capital d'Orange Communications S.A. et 903 millions d'euros pour 100% du capital de Dutchtone N.V.) a été affecté à la juste valeur de parts de marché (qui représentent, au 30 juin 2002, une valeur nette comptable de 177 millions d'euros pour Orange Communications S.A. et de 17 millions d'euros pour Dutchtone N.V., contre 176 millions d'euros et 17 millions d'euros respectivement au 31 décembre 2001) et d'une licence GSM (qui représente une valeur nette comptable de 19 millions d'euros pour Orange Communications S.A. au 30 juin 2002 et au 31 décembre 2001).

7. IMMOBILISATIONS CORPORELLES

	Au 30 juin 2002			Au 31 décembre 2001
(en millions d'euros)	Valeur brute	Amort. cumulés	Valeur nette comptable	Valeur nette comptable
Terrains et constructions	3 530	(1 212)	2 318	2 635
Equipements du réseau	9 728	(3 851)	5 877	5 505
Logiciels et équipements informatiques (hors réseau)	2 463	(1 226)	1 237	1 151
Other	790	(395)	395	477
Total	**16 511**	**(6 684)**	**9 827**	**9 768**

L'évolution de la valeur nette des immobilisations corporelles s'analyse de la façon suivante :

(en millions d'euros)	
Solde au 31 décembre 2001 (net)	**9 768**
Acquisitions d'immobilisations corporelles	1 428
Effet des variations de périmètre	(6)
Dotation aux amortissements	(1 021)
Reclassements	(39)
Variations de change	(303)
Solde au 30 juin 2002 (net)	**9 827**

Le poste «Terrains et constructions» inclut les infrastructures liées au réseau à hauteur de 2 222 millions d'euros au 30 juin 2002, contre 2 155 millions d'euros au 31 décembre 2001.

Le montant net des frais financiers capitalisés inclus dans la valeur des immobilisations corporelles s'élève à 70 millions d'euros au 30 juin 2002, contre 51 millions d'euros au 31 décembre 2001.

La valeur nette comptable des biens en location financement s'élève à 864 millions d'euros au 30 juin 2002, contre 1 150 millions d'euros au 31 décembre 2001.

La dotation aux amortissements des immobilisations corporelles s'élève à 1 021 millions d'euros pour le semestre clos le 30 juin 2002, contre 772 millions d'euros pour le semestre clos le 30 juin 2001 et 1 758 millions d'euros en 2001.

8. TITRES MIS EN EQUIVALENCE

Titres mis en équivalence (y compris écarts d'acquisition)

(en millions d'euros)	Participation au 30 juin 2002 (%)	Valeur nette comptable Au 30 juin 2002	Au 31 décembre 2001
Wind	*26,6*	3 225	4 456
MobilCom	*28,3*	-	-
BITCO	*49,0*	357	439
Autres		-	2
Total		**3 582**	**4 897**

Au 30 juin 2002, la valeur nette comptable des écarts d'acquisition des sociétés mises en équivalence s'élève à 840 millions d'euros pour Wind (contre 1 972 millions d'euros au 31 décembre 2001) et à 284 millions d'euros pour BITCO (contre 310 millions d'euros au 31 décembre 2001).

Variation du poste «Titres mis en équivalence»

(en millions d'euros)	
Solde au 31 décembre 2001	**4 897**
Abandon des avances d'actionnaires de Wind	53
Résultat des sociétés mises en équivalence	(207)
Amortissement des écarts d'acquisition, avant dépréciation exceptionnelle liée à Wind	(60)
Dépréciation exceptionnelle liée à Wind	(1 080)
Ecarts de conversion	(23)
Autres variations	2
Solde au 30 juin 2002	**3 582**

En juin 2002, le Groupe et son partenaire dans le capital de Wind, ENEL, ont abandonné une partie de leurs avances d'actionnaires à hauteur d'un montant total de 200 millions d'euros, dont 53 millions d'euros représentent la quote-part de 26,6% détenue par le Groupe (voir note 19).

Compte tenu d'évolutions récentes, la direction du Groupe a reconsidéré sa décision de céder sa participation de 26,6% dans Wind et décidé de la conserver comme un investissement à long terme. Le Groupe a par conséquent réexaminé la valeur d'utilité de sa participation sur la base de projections récentes préparées par Wind, que la direction du Groupe considère acceptables pour apprécier la valeur comptable de sa participation au 30 juin 2002. Ces projections font l'objet de revues complémentaires et de discussions entre la direction de Wind et ses actionnaires dans le cadre du processus annuel de planification stratégique de Wind. Ce réexamen a conduit

à déprécier à hauteur de 1 080 millions d'euros l'investissement dans Wind sur la base d'une approche de flux de trésorerie actualisés, ce qui est reflété en «Dépréciations exceptionnelles» pour le semestre clos le 30 juin 2002.

Quote-part dans les résultats des sociétés mises en équivalence (hors amortissement des écarts d'acquisition)

	Semestres clos les 30 juin		Exercice clos le 31 décembre
(en millions d'euros)	**2002**	**2001**	**2001**
Wind	(155)	(207)	(365)
MobilCom	-	(99)	(178)
BITCO	(52)	(10)	(58)
Autres	-	-	(3)
Total	**(207)**	**(316)**	**(604)**

La quote-part du Groupe dans le résultat de Wind s'est élevée à 43,4% jusqu'au 30 juillet 2001 et a été ramenée à moins de 26,6% à compter de cette date, suite à l'apport de la société Infostrada à Wind (voir note 23).

Les écarts d'acquisition sont amortis sur des durées variant de 5 à 20 ans en fonction de la nature de l'activité et de l'importance stratégique de l'acquisition. La dotation aux amortissements des écarts d'acquisition des sociétés mises en équivalence s'élève à 60 millions d'euros pour le semestre clos le 30 juin 2002 (contre 192 millions d'euros pour le semestre clos le 30 juin 2001 et 301 millions d'euros en 2001).

MobilCom

Les perspectives de la téléphonie mobile en Allemagne, avec la présence de deux opérateurs dominants et de quatre opérateurs entrants, ont été réexaminées par le Groupe à la clôture de l'exercice 2001 ce qui a conduit à :

- Amortir intégralement l'écart d'acquisition relatif à MobilCom d'un montant de 2 513 millions d'euros au 31 décembre 2001,
- Déprécier la totalité du coût de revient résiduel de l'investissement (soit, essentiellement la quote-part du Groupe dans l'actif net de MobilCom) d'un montant de 915 million d'euros au 31 décembre 2001.

La dépréciation, à hauteur de 3 428 millions d'euros, de l'investissement du Groupe dans MobilCom a été incluse dans la ligne «Dépréciations exceptionnelles» du compte de résultat de l'exercice 2001. La direction du Groupe considère que la dépréciation exceptionnelle constatée en 2001 de son investissement dans MobilCom traduit implicitement une perte de valeur de la licence UMTS par rapport à son coût d'acquisition.

A compter du 1er janvier 2002, le Groupe a cessé de reconnaître sa quote-part dans les pertes de MobilCom, en conformité avec les dispositions du paragraphe 292 du règlement 99-02. L'investissement dans MobilCom est reflété au bilan pour une valeur nulle, dans la mesure où le Groupe n'encourt pas d'obligations ou n'a pas réalisé de paiements pour le compte de MobilCom, afin de satisfaire des engagements que le Groupe aurait garantis ou auxquels il aurait participé d'une quelconque manière (voir note 20).

9. TITRES DE PARTICIPATION NON CONSOLIDES

			Au 30 juin 2002			Au 31 décembre 2001
(en millions d'euros)	**Pays**	**Partici-pation %**	**Valeur brute**	**Provi-sion**	**Valeur nette**	**Valeur nette**
Connect Austria	Autriche	17,45	105	-	105	112
Optimus	Portugal	20,2	142	-	142	122
BPL	Inde	26,0	47	-	47	47
HTG	Allemagne	100,0	6	-	6	6
Autres			62	(8)	54	57
Total			**362**	**(8)**	**354**	**344**

La participation dans Hutchison Telecom Gmbh («HTG») est considérée comme devant être cédée et est présentée dans le poste «Titres de participation non consolidés» à hauteur de sa valeur de mise en équivalence au 29 décembre 2000 (date à laquelle elle a été transférée au Groupe), selon les modalités prévues au paragraphe 215 du Règlement 99-02.

10. ENDETTEMENT NET DE LA TRESORERIE DISPONIBLE

Au 30 juin 2002, l'endettement net de la trésorerie disponible s'élève à 6 145 millions d'euros, contre 6 214 millions d'euros au 31 décembre 2001. Il s'analyse comme suit :

(en millions d'euros)	Au 30 juin 2002	Au 31 décembre 2001
Dettes financières à long et moyen terme	3 206	3 900
Part à moins d'un an des dettes financières à long et moyen terme	664	616
Autres emprunts à court terme et découverts bancaires	2 925	2 440
Autres dettes [1]	-	12
Disponibilités	(650)	(754)
Total	**6 145**	**6 214**

(1) Autres dettes de 12 millions d'euros au 31 décembre 2001, incluses dans le poste "Autres dettes et provisions à court terme"du bilan.

DETTES FINANCIERES A LONG TERME

Le tableau présenté ci-après donne une répartition, par grandes catégories, des dettes financières à long terme, après prise en compte des swaps de devises :

(en millions d'euros)	Au 30 juin 2002	Au 31 décembre 2001
Emprunts obligataires	1 090	1 164
Emprunts bancaires	2 676	3 259
Autres emprunts non bancaires et opérations de location financement	104	93
Total des dettes financières à long terme	**3 870**	**4 516**
Dont part à moins d'un an	*664*	*616*
Dont part à plus d'un an	*3 206*	*3 900*

L'échéancier de remboursement des dettes financières à long-terme au 30 juin 2002 est le suivant :

Juin 2003	664
Juin 2004	834
Juin 2005	629
Juin 2006	746
Juin 2007 et au-delà	997
Total	**3 870**

Le tableau ci-après présente le détail des emprunts obligataires non échus au 30 juin 2002 :

(en millions) Devise	Montant en devise de dénomination	Echéance	Taux d'intérêt (%)	Equivalent euro au 30 juin 2002	Equivalent euro au 31 décembre 2001
USD	197	2006	8,75	197	224
GBP	197	2008	8,63	304	324
USD	18	2008	8,00	18	21
EUR	94	2008	7,63	94	94
GBP	150	2009	8,88	231	247
USD	263	2009	9,00	263	298
Effet des swaps de devises ou de taux				(17)	(44)
Total des emprunts obligataires				**1 090**	**1 164**

Le tableau ci-après présente une analyse des dettes à long terme par taux d'intérêt, après prise en compte des swaps de taux d'intérêt et de devises :

(en millions d'euros)	Au 30 juin 2002	Au 31 décembre 2001
Inférieur a 5 %	-	26
Entre 5 % et 7 %	2 102	65
Entre 7 % et 10 %	540	2 743
Supérieur a 10 %	12	15
Total taux fixes	**2 654**	**2 849**
Total taux variables	1 112	1 606
Autres emprunts non bancaires et opérations de location financement	104	61
Total des dettes à long terme	**3 870**	**4 516**

Le taux d'intérêt moyen pondéré fixe s'élève à 7,0% au 30 juin 2002 (contre 7,4% au 31 décembre 2001). Le taux d'intérêt moyen pondéré variable s'élève à 6,1% au 30 juin 2002 (contre 5,4% au 31 décembre 2001).

Le tableau ci-après donne l'analyse de la dette long terme par devise après prise en compte des swaps de devises :

(en millions d'euros)	Au 30 juin 2002	Au 31 décembre 2001
Livre Sterling	3 095	3 709
Euro	473	460
Dollar américain	166	221
Autres devises	32	65
Autres emprunts non bancaires et opérations de location financement	104	61
Total des dettes financières à long terme	**3 870**	**4 516**

Certaines dettes peuvent être initialement contractées en devises étrangères. Elles sont ensuite généralement converties dans les devises en vigueur dans les pays où les filiales et participations du Groupe opèrent par l'utilisation de swaps de devises, afin de réduire l'exposition globale du Groupe aux risques de change.

Au 30 juin 2002, le Groupe a mis en place des swaps de devises qui transforment 478 millions d'USD et 94 millions d'euros en 372 millions de Livre Sterling, avec des échéances comprises entre 2006 et 2009.

DETTES FINANCIERES A COURT TERME

Le tableau présenté ci-après donne une répartition, par grandes catégories, des dettes financières à court terme, après prise en compte des swaps de devises:

(en millions d'euros)	Au 30 juin 2002	Au 31 décembre 2001
Comptes courants avec France Télécom	2 582	2 159
Emprunts bancaires	37	26
Autres emprunts	2	71
Banques créditrices	304	184
Total des dettes financières à court terme	**2 925**	**2 440**

Les comptes courants vis-à-vis de France Télécom sont libellés dans des devises appartenant à la zone euro et portent en général intérêt à des taux indexés sur les taux des marchés monétaires en vigueur dans les pays où opèrent les filiales et participations.

LIGNES DE CREDIT

Au 30 juin 2002, le Groupe disposait des lignes de crédit suivantes :

(en millions d'euros)	Devise	Montants en devise d'origine	Equivalent euro au 30 juin 2002	Montants utilisés au 30 juin 2002
Lignes de crédit bilatérales				
Court terme	EUR	450	450	375
	MC[(1)]	6 800	6 800	2 196
Long terme	USD	159	159	159
	BWP	29	5	4
	XAF	12 000	18	13
	EUR	6	6	6
Lignes de crédit syndiquées				
Long terme	GBP	1 453	2 236	2 006
	DEM	218	111	99
	BEF	14 600	362	337
	XAF	38 080	58	57

(1) Ligne de crédit multi devises libellée en équivalent euros.

Le tableau ci-dessus inclut les lignes de crédit accordées par France Télécom. La ligne de crédit de 6 800 millions d'euros accordée à la société par France Télécom est venue à échéance en juillet 2002 et a été remplacée par une nouvelle ligne de crédit de 4 milliards d'euros d'une durée de 12 mois, qui devrait couvrir les besoins de trésorerie estimés du Groupe jusqu'à fin juillet 2003. Il est prévu que les lignes de crédit accordées par France Télécom soient renouvellées pour une nouvelle période d'au moins 12 mois à compter de juillet 2003.

Dans le cadre de leurs opérations de financement, certaines sociétés du Groupe sont soumises au respect de ratios financiers et opérationnels ainsi qu'à des limitations en termes de distribution de dividendes.

11. FINANCEMENT DES EQUIPEMENTIERS UMTS

En début d'année 2002, deux contrats de financement ont été conclus avec des équipementiers UMTS pour un montant total de 860 millions d'euros dans le cadre de l'acquisition d'équipements UMTS par Orange France.

Au 30 juin 2002, 513 millions d'euros (contre 234 millions d'euros au 31 décembre 2001) avaient été tirés sur les lignes de crédit suivantes accordées par des équipementiers UMTS :

Devise	Echéance	Montants en devise d'origine	Equivalent euro	Montants utilisés
MC (1)	Décembre 2003	270	270	239
EUR	Mai 2004	470	470	-
EUR	Juin 2004	860	860	274
GBP	Mai 2004	6	9	-
Total		-	**1 609**	**513**

(1) Ligne de crédit multi devises libellée en équivalent euros.

Au 30 juin 2002, le taux d'intérêt moyen pondéré s'élève à 4,3% pour ces lignes de crédit (contre 4,0% au 31 décembre 2001).

Ces lignes de crédit sont sujettes à un remboursement anticipé dans le cas où l'accord de fourniture d'équipement correspondant est résilié pour une raison autre que le défaut du fournisseur. Le montant du financement est en général limité à 150% des commandes placées au titre du contrat de fourniture d'équipement.

12. INSTRUMENTS FINANCIERS

Dans le cadre de ses activités, le Groupe est exposé aux risques de marché liés à la gestion de sa trésorerie et du coût de sa dette.

GESTION DU RISQUE DE TAUX DE LA DETTE A LONG TERME

Dans le cadre de sa politique de financement, le Groupe est amené à contracter des dettes financières à long terme auprès d'établissements de crédit. Afin de réduire le coût de la dette, des instruments fermes (*swaps*) et optionnels d'échange de taux d'intérêt sont utilisés dans le cadre de limites fixées par la direction.

MONTANTS NOTIONNELS DES INSTRUMENTS FINANCIERS DERIVES

Les contrats ou montants notionnels indiqués ci-dessous ne représentent pas les montants à payer ou à recevoir et, par conséquent, ne représentent pas le risque encouru par le Groupe lié à l'utilisation des instruments financiers dérivés :

(en millions d'euros)	Au 30 juin 2002	Au 31 décembre 2001
Swaps de taux d'intérêt	4 283	5 167
Cap et floors de taux d'intérêt	831	1 166
Swaps de devises	556	594
Contrats de change à terme [(1)]	218	106

[(1)] *Inclut la valeur brute des contrats d'achat et de ventes.*

VALEUR DE MARCHE DES INSTRUMENTS FINANCIERS

En ce qui concerne la trésorerie, les créances clients, les découverts bancaires et autres emprunts à court terme ainsi que les dettes fournisseurs, le Groupe considère que leur valeur au bilan est la plus représentative de leur valeur de marché en raison du fort degré de liquidité de ces postes.

La valeur de marché de la dette à long terme a été estimée en utilisant la valeur actualisée des cash-flows futurs pour les instruments non cotés calculée sur la base des taux d'intérêt obtenus par le Groupe pour les instruments possédant des conditions et des échéances similaires.

Le tableau ci-dessous présente la valeur de marché des instruments financiers :

	Au 30 juin 2002		Au 31 décembre 2001	
(en millions d'euros)	Valeur comptable	Valeur de marché	Valeur comptable	Valeur de marché
Bilan				
Actifs				
Disponibilités	650	650	754	754
Créances clients	3 410	3 410	2 909	2 909
Titres de participation non consolidés	354	354	344	344
Passifs				
Découverts bancaires et autres emprunts à court terme	2 925	2 925	2 440	2 440
Dettes fournisseurs	4 157	4 157	4 391	4 391
Dettes financières à long terme, y compris la part à moins d'un an [(1)]	3 870	3 900	4 516	4 630
Instruments financiers hors bilan				
Gain/(perte) latente sur instruments dérivés de taux d'intérêt	-	(15)	-	(17)
Gain/(perte) latente sur instruments dérivés de devises	-	30	-	33

[(1)] *Net des swaps de devises.*

13. AUTRES DETTES A LONG TERME

Le tableau ci-dessous donne l'analyse des autres dettes à long terme :

(en millions d'euros)	Au 30 juin 2002	Au 31 décembre 2001
Produits constatés d'avance	143	160
Provisions pour risques et charges	25	24
Impôts différés passif	-	39
Autres	101	61
Total	**269**	**284**

Les produits constatés d'avance correspondent au produit des opérations de défaisance réalisées sur des dettes relatives aux contrats de crédit-bail contractés par OPCS en 1995 et 1997. Le groupe dispose de fonds bloqués auprès d'institutions financières anglaises équivalents à la valeur actualisée des loyers futurs à verser dans le cadre

des contrats de crédit-bail. Ces fonds servent de garantie à des lettres de crédit émises par ces institutions au bénéfice des bailleurs. Ces fonds, qui s'élèvent à 1 161 millions d'euros au 30 juin 2002 (contre 1 247 millions d'euros au 31 décembre 2001) ainsi que les intérêts qu'ils rapportent, seront utilisés pour payer par anticipation l'intégralité des charges de loyers dues sur les contrats de 1995 et 1997. Ces opérations, qui s'assimilent en substance à un remboursement anticipé des engagements de crédit-bail, ont pour effet d'annuler simultanément le dépôt et l'engagement de crédit-bail et ont donné lieu à un profit net comptabilisé dans le bilan consolidé en produits constatés d'avance, qui sera rapporté de manière linéaire au compte de résultat sur la durée du bail. Ce produit s'entend net d'une provision, estimée par la direction du Groupe, destinée à couvrir le risque de fluctuation dans le futur des taux d'intérêt ou des taux d'imposition.

14. INTERETS MINORITAIRES

La variation des intérêts minoritaires s'analyse comme suit :

(en millions d'euros)	
Solde au 31 décembre 2001	**142**
Résultat du semestre	68
Augmentation de capital souscrite par les actionnaires minoritaires	11
Variations de périmètre	(2)
Ecarts de conversion	(12)
Solde au 30 juin 2002	**207**

Les intérêts minoritaires se rapportent principalement aux intérêts des actionnaires minoritaires dans Mobistar S.A., Orange Romania S.A. et Orange Slovensko A.S. au 30 juin 2002.

15. CAPITAUX PROPRES

En 2001, Orange SA a émis 12 615 880 actions nouvelles d'une valeur nominale unitaire de 1 euro (7,6 euros par action, y compris la prime d'émission), réservées aux salariés participant au «Plan d'Epargne Groupe Orange France». La Société a également émis 31 192 actions nouvelles d'une valeur nominale unitaire de 1 euro (10 euros par action, y compris la prime d'émission) suite à l'exercice d'options de souscription d'actions en décembre 2001.

En 2001, les autres variations dans les capitaux propres consolidés correspondaient aux transactions suivantes :

- Plus-values de cessions (331 millions d'euros) résultant de la cession de KPNO (voir note 19) et d'autres actifs,

- Effet de dilution (152 millions d'euros) résultant de l'apport de la société Infostrada à Wind le 30 juillet 2001, ramenant le taux de participation du Groupe dans Wind de 43,4% à moins de 26,6% (voir note 23),

qui ont été imputées directement dans les capitaux propres conformément aux dispositions du paragraphe 215 du règlement 99-02. Les autres variations en 2001 incluaient également des réestimations d'actifs et divers ajustements (pour un montant total de 97 millions d'euros) résultant principalement de l'affectation du prix d'acquisition d'Orange Communications S.A. à des actifs identifiables (voir note 6).

Les autres variations de capitaux propres pour le semestre clos le 30 juin 2002 concernent divers ajustements, qui ont été imputés directement dans les capitaux propres conformément aux dispositions du paragraphe 215 du règlement 99-02.

La variation négative des écarts de conversion au cours du semestre clos le 30 juin 2002 s'explique principalement par l'évolution du taux de change de la livre sterling contre l'euro.

16. PLANS D'OPTIONS D'ACQUISITION ET DE SOUSCRIPTION D'ACTIONS ET PLANS D'EPARGNE EN ACTIONS

Les plans d'options de souscription et d'acquisition d'actions ainsi que les plans d'épargne en actions décrits ci-après, qui ont été approuvés par le Conseil d'Administration de la Société, ont été en vigueur au cours de l'exercice 2001 et du premier semestre 2002 :

Plans d'options d'acquisition ou de souscription d'actions

- **Plan d'options sur actions Orange (France)**

Ce plan est destiné aux salariés et mandataires sociaux de filiales du Groupe, qui sont résidents en France ou éligibles. Dans le cadre de ce plan, des options de souscription ou d'acquisition d'actions de la Société sont attribuées au personnel éligible.

- **Le "Sharesave Plan" (International)**

Le "Sharesave Plan" (International) est destiné aux salariés et mandataires sociaux de filiales du Groupe. Dans le cadre de ce plan, les options de souscription ou d'acquisition d'actions de la Société sont attribuées au personnel éligible. Elles peuvent être exercées à condition que chaque salarié éligible ait épargné auprès d'un organisme habilité un montant mensuel fixe, ne pouvant excéder 250 livres sterling, pendant une période de trois ou cinq années. Le prix d'exercice ne peut pas être inférieur à 80% du prix de marché de l'action à la date d'attribution de l'option.

- **Orange Plans d'options sur actions Orange (International)**

Ce plan est destiné aux salariés et mandataires sociaux de filiales du Groupe, non résidents en France, essentiellement au Royaume-Uni. Dans le cadre de ce plan, des options de souscription ou d'acquisition d'actions de la Société sont attribuées au personnel éligible. Ce plan comprend trois sous-plans avec des périodes d'exercice distinctes.

- **Plan d'options sur actions (Etats-Unis)**

Ce plan est destiné aux salariés et mandataires sociaux de filiales du Groupe aux Etats-Unis. Ce plan comprend deux sous-plans avec des périodes d'exercice distinctes.

Plan d'épargne en actions Orange

- **Le "Sharepurchase Plan"**

Ce plan est établi dans le cadre d'un trust mis en place pour les salariés éligibles au Royaume-Uni. Les droits de vote attachés aux actions ne peuvent être exercés par les participants tant que les actions sont détenues par le trust. Toutefois, les participants peuvent être autorisés à indiquer au trust comment exercer leurs droits de vote.

"Partnership Shares"

Les employés éligibles peuvent acquérir des «partnership shares» de la Société, à travers le trust, en affectant chaque année jusqu'à 1 500 livres sterling ou 10% de leur salaire annuel brut à l'achat d'actions de la Société.

"Matching Shares"

Une action gratuite ("matching share") est offerte pour deux "partnership shares" achetées par les employés éligibles dans la limite d'une valeur maximale pour les «matching shares» de 750 livres sterling par an.

"Free Shares"

En complément, la Société peut accorder de manière discrétionnaire des actions gratuites dans la limite annuelle de 3 000 livres sterling par employé.

Les "matching shares" et les "free shares" doivent être détenues dans le trust pendant une période comprise entre 3 et 5 ans (si un employé retire ses «partnership shares» du trust avant la fin de ce délai, les «matching shares» et les «free shares» sont annulées).

- **Le "Orange Restricted Share Plan"**

Le "Orange Restricted Share Plan" a été mis en place le 1er septembre 2000, peu après l'acquisition d'Orange plc par France Télécom, et est destiné à certains salariés clefs du Groupe, principalement au Royaume-Uni. Les participants se sont vus allouer un certain nombre d'actions de la Société qui seront attribuées en trois tranches égales pour la plupart des participants, à la condition que le participant soit encore salarié du Groupe à la date d'attribution. Les actions sont détenues dans un trust (le «Orange Employee Benefit Trust») jusqu'à la date d'attribution. Les actions placées dans le trust ont été financées directement par France Télécom et la société ne contribue pas au coût d'acquisition de ces actions.

- **Le "Orange Senior Discretionary Share Plan"**

Le "Orange Senior Discretionary Share Plan" est destiné à certains salariés clefs du Groupe. Les participants se sont vus allouer un certain nombre d'actions de la Société qui

seront attribuées en trois tranches égales, à la condition que le participant soit encore salarié du Groupe à la date d'attribution. Les actions sont détenues dans un trust (le «Orange Employee Benefit Trust») jusqu'à la date d'attribution. Les salariés ne contribuent pas au coût d'acquisition de ces actions.

Plan d'Epargne en actions Orange France

Ce plan est destiné aux salariés d'Orange France qui sont résidents en France ou éligibles. Les salariés peuvent investir jusqu'à 25% de leur salaire brut annuel et peuvent se voir attribuer des délais de règlement à travers des prêts d'une durée maximale de 3 ans. Les actions sont acquises à un prix égal au prix d'introduction en bourse net d'une remise de 20% et un abondement est également offert aux salariés.

Les informations relatives aux plans d'options, d'épargne en actions et au plan d'épargne en actions Orange France sont les suivantes pour le semestre clos le 30 juin 2002 :

PLANS D'OPTIONS D'ACQUISITION OU DE SOUSCRIPTION D'ACTIONS

(nombre d'options)	Plan d'options sur actions (France)	Le "Sharesave Plan" (International) 3 ans	Le "Sharesave Plan" (International) 5 ans	Plan d'options sur actions (International)	Plan d'options sur actions (Etats-Unis)	Total
Options en début de période	**26 540 955**	**2 727 379**	**3 771 511**	**53 003 337**	**2 705 666**	**88 748 848**
Attributions	8 946 010	1 349 694	-	14 860 322	690 000	25 846 026
Exercices	-	-	-	-	-	-
Annulations	(215 322)	(493 629)	(536 099)	(1 428 752)	(393 901)	(3 067 703)
Options en fin de période	**35 271 643**	**3 583 444**	**3 235 412**	**66 434 907**	**3 001 765**	**111 527 171**

Le détail des options attribuées aux salariés au cours du semestre clos le 30 juin 2002 est le suivant :

	Nombre d'options	Durée moyenne restant à courir jusqu'au début de la période d'exercice (en mois)	Date d'expiration	Prix d'exercice moyen
Plan d'options sur actions (France)				
15 Mai 2002	8 946 010	34	14 mai 2012	6,35 euros
Le "Sharesave Plan" (International) – 3 ans				
15 Mai 2002	1 349 694	36	1er décembre 2006	3,17 livres sterling
Plan d'options sur actions (International)				
15 Mai 2002	14 860 322	22	14 mai 2012	6,35 euros
Plan d'options sur actions (Etats-Unis)				
15 Mai 2002	690 000	21	14 mai 2012	6,35 euros
Total	**25 846 026**	-	-	-

Le détail des options existantes au 30 juin 2002 est le suivant :

	Nombre d'options	Durée moyenne pondérée restant à courir jusqu'au début de la période d'exercice (en mois)	Prix d'exercice moyen pondéré	Nombre d'options exerçables au 30 juin 2002
Plan d'options sur actions (France)	35 271 643	23	9,04 euros	47 359
Le "Sharesave Plan" (International) - 3 ans	3 583 444	27	4,43 livres sterling	-
Le "Sharesave Plan" (International) - 5 ans	3 235 412	46	4,43 livres sterling	-
Plan d'options sur actions (International)	66 434 907	18	9,12 euros	5 638 253
Plan d'options sur actions (Etats-Unis)	3 001 765	8	9,19 euros	1 591 427
Total	**111 527 171**	-	-	**7 277 039**

Les options existantes au 30 juin 2002 représentent 2,4% du capital social de la Société à cette date.

PLANS D'EPARGNE EN ACTIONS

La perte supportée par le Groupe au titre de l'octroi d'actions gratuites («matching shares» ou «free shares»)

aux employés s'est élevée à 1 million d'euros pour le semestre clos le 30 juin 2002 (contre un montant nul pour le semestre clos le 30 juin 2001 et 1 million d'euros en 2001).

PLAN D'EPARGNE EN ACTIONS ORANGE FRANCE

En 2001, la Société a émis 12 615 880 actions nouvelles d'une valeur nominale unitaire de 1 euro (7,6 euros par action, y compris la prime d'émission), réservées aux salariés participant au «Plan d'Epargne Groupe Orange France » (voir note 16). L'abondement versé par le Groupe aux salariés s'est élevé à 1 million d'euros pour le semestre clos le 30 juin 2002, contre 2 millions d'euros pour le semestre clos le 30 juin 2001 et 2 millions d'euros en 2001.

17. PROVISIONS POUR DEPRECIATION

Les différentes provisions pour dépréciation des actifs, autres que les actifs corporels et incorporels, se présentent comme suit au 30 juin 2002 :

(en millions d'euros)	Au début de la période	Charge nette	Autres mouvements(1)	A la fin de la période
Créances clients	537	46	(7)	576
Stocks	99	(20)	(4)	75
Titres de participation	7	1	-	8

(1) *Incluent les effets liés aux variations de taux de change et de périmètre.*

Des provisions pour dépréciation des comptes clients sont constituées sur la base d'une évaluation du risque de non recouvrement des créances. Ces provisions peuvent être relatives à des créances sur les particuliers, professionnels, opérateurs et distributeurs.

18. CREANCES CLIENTS ET AUTRES CREANCES

En raison des différents types de clientèle (particuliers, grandes entreprises et clients professionnels) localisés dans de nombreuses régions et pays et opérant dans des secteurs d'activité variés, le Groupe ne se considère pas exposé à une concentration du risque clients.

Les autres créances comprennent principalement des comptes de TVA à recevoir ainsi que des avances et acomptes sur achats d'actifs.

L'échéance des créances clients et autres créances est principalement inférieure à un an.

19. COMMENTAIRES SUR LE TABLEAU DES FLUX DE TRESORERIE

Acquisitions de titres de participation et de filiales, hors trésorerie acquise

En 2001, cette ligne incluait principalement les paiements réalisés dans le cadre de l'acquisition de participations complémentaires dans Dutchtone (8%), Orange Communications S.A. (7,5%) et BITCO (15%), ainsi que la souscription à une augmentation de capital de Wind.

Au cours du semestre clos le 30 juin 2002, ce poste concerne des paiements réalisés pour le rachat des intérêts minoritaires d'Orange Communications S.A. et d'Orange Sverige AB (voir note 23) and dans le cadre de la souscription à une augmentation de capital d'Optimus.

Augmentation des autres actifs à long terme

Au cours du semestre clos le 30 juin 2002, cette ligne enregistre essentiellement le rachat par le Groupe auprès du groupe France Télécom d'une avance d'actionnaire envers Wind de 236 millions d'euros en juin 2002.

Suite à ce transfert, le Groupe et son partenaire dans le capital de Wind, ENEL, ont abandonné une partie de leurs avances actionnaires pour un montant total de 200 millions d'euros, dont 53 millions d'euros représentent la quote-part de 26,6% du Groupe dans Wind (voir note 8).

Produits de cessions de titres de participation et d'actifs

Cette ligne correspond principalement au produit de cession de la participation de 50% du Groupe dans KPNO à KPN Mobile en février 2001 (soit, un règlement total de 500 millions d'euros, dont 102 millions d'euros au titre du remboursement de prêts d'actionnaires).

Diminution des autres dettes

Cette ligne correspond pour l'essentiel aux paiements réalisés dans le cadre de l'acquisition des participations suivantes :

- 42,5% du capital d'Orange Communications S.A. (à hauteur de 1 082 millions d'euros),
- 43,4% du capital de Wind (à hauteur de 4 878 millions d'euros).

Ces acquisitions ont été réalisées au cours de l'exercice 2000 et des dettes d'acquisition étaient reflétées dans le bilan consolidé du Groupe au 31 décembre 2000. L'augmentation de capital d'un montant de 9 771 millions d'euros souscrite par France Télécom le 29 décembre 2000 a été utilisée afin de rembourser ces dettes en 2001.

20. ENGAGEMENTS HORS BILAN ET RISQUES

ENGAGEMENTS HORS BILAN LIES AUX INVESTISSEMENTS DE RESEAU ET AUX STOCKS

Dans le cadre de ses activités courantes, le Groupe signe des contrats de livraison avec des fournisseurs d'équipements de réseau ainsi que des contrats d'achat comportant des clauses de protection de stocks avec des fournisseurs de terminaux. La direction estime que le risque de perte future lié à ces contrats est minimal.

ENGAGEMENTS DE LOYERS

Le tableau ci-dessous indique, au 30 juin 2002, les loyers futurs minimaux pour les contrats de location simples et de location financement non résiliables :

(en millions d'euros)	Locations simples	Locations financement
Juin 2003	284	41
Juin 2004	213	24
Juin 2005	207	6
Juin 2006	199	1
Juin 2007	188	1
Juin 2008 et au-delà	586	-
Montant total des loyers futurs minima	1 677	73
Moins intérêts	-	(5)
Valeur actuelle nette des loyers futurs minima	**1 677**	**68**

Les charges de loyer enregistrées au titre des locations simples s'élèvent à 228 millions d'euros pour le semestre clos le 30 juin 2002 (contre 185 millions d'euros pour le semestre clos le 30 juin 2001 et 410 millions d'euros en 2001).

En 2001, dans le cadre d'opérations croisées de location avec des tiers («QTE leases»), Orange Communications S.A. a cédé puis repris en location certains équipements de télécommunication d'un montant de 203 millions d'euros. Orange Communications S.A. a déposé des fonds, d'un montant de 203 millions d'euros au 31 décembre 2001, qui seront utilisés pour régler ses engagements locatifs dans le cadre de ces baux financiers. Ces opérations qui s'assimilent en substance à un paiement anticipé des engagements de location financement, ont pour effet d'annuler simultanément le dépôt et l'engagement locatif.

Les engagements locatifs liés aux opérations de defaisance réalisées sur des dettes de crédit-bail contractées par OPCS en 1995 et 1997 (voir note 13) et liés à Orange Communications S.A. en 2001 (voir ci-dessus) ne figurent pas dans le tableau ci-dessus, en raison de leur extinction anticipée.

ENGAGEMENTS FINANCIERS LIES AUX INVESTISSEMENTS FINANCIERS

MobilCom

En mars 2000, France Télécom S.A., la société MobilCom et son principal actionnaire Gerhard Schmid avaient conclu un accord cadre de coopération dont l'objet était d'apporter à MobilCom le soutien financier nécessaire en vue d'acquérir une licence d'opérateur de réseau de troisième génération ("UMTS") dans le cadre du processus d'enchères organisé par les autorités allemandes en juillet - août 2000 et de développer un réseau de téléphone mobile UMTS.

En décembre 2000, France Télécom S.A. a constitué par voie de divers apports, la Société, à laquelle elle a apporté, avec l'accord de M. Gerhard Schmid et de MobilCom, l'essentiel des droits et obligations découlant de l'accord cadre de coopération, hormis les engagements conditionnels de soutien financier qui restaient à la charge de France Télécom S.A., comme cela est décrit ci-après.

Cet accord cadre de coopération daté de mars 2000, amendé par le contrat de cession daté de décembre 2000 (ensemble, le «CFA») prévoyait, après obtention d'une licence UMTS dans le cadre du processus d'enchères, l'entrée en vigueur des clauses suivantes :

A. France Télécom S.A. apporterait son soutien financier à MobilCom, sous réserve des conditions décrites au point B ci-dessous, dans les formes suivantes :

   - France Télécom S.A. souscrirait une augmentation de capital de MobilCom à hauteur d'environ 3,7 milliards d'euros lui conférant 28,5% du capital de la société,

   - Dans le cas où MobilCom ne serait pas en mesure de procéder aux investissements nécessaires au lancement de son activité UMTS sur la base de ses ressources financières propres et des facilités de crédit qu'elle pourrait obtenir par elle-même, France Télécom S.A. était tenu, jusqu'au démarrage des activités UMTS, soit d'octroyer des prêts directement à MobilCom, soit de garantir des prêts octroyés par des tiers, si nécessaire.

B. Afin de garantir que France Télécom S.A. et le Groupe avaient à tout moment les moyens de surveiller les montants engagés au titre du processus de développement des activités UMTS, le CFA stipulait que l'accord de France Télécom S.A. et du Groupe était requis en matière d'approbation, entre autres, des budgets et du plan d'activité. A cet effet était institué un comité de coordination entre le management de la société MobilCom et les représentants du groupe France Télécom, ainsi que la

représentation du groupe France Télécom dans les instances dirigeantes de la société.

C. Enfin, l'accord cadre de coopération prévoyait que le Groupe disposait d'une option d'achat sur 21,6 millions d'actions MobilCom détenues par M. Gerhard Schmid exerçable entre 2003 et 2006, et que par ailleurs, M. Gerhard Schmid disposait d'une option de vente de ses actions MobilCom au Groupe, exerçable en cas de réalisation de certaines conditions précises:

- Si le groupe France Télécom avait acquis des actions MobilCom le conduisant à détenir une participation supérieure à celle de M. Gerhard Schmid,
- Si à la suite d'un constat de désaccord majeur entre le groupe France Télécom et M. Gerhard Schmid à l'issue d'un processus de médiation contractuelle, le groupe France Télécom choisissait d'imposer sa position en matière de résolution de ce désaccord,
- Si le groupe France Télécom avait commis des manquements au titre de certaines clauses importantes du CFA.

A la suite de la conclusion de cet accord, MobilCom a obtenu, dans le cadre d'un processus d'enchères conduit en juillet - août 2000, une licence UMTS pour un prix d'environ 8,4 milliards d'euros et a procédé à la mise en place des financements suivants :

- Réalisation de l'augmentation de capital d'environ 3,7 milliards d'euros, réservée à France Télécom S.A. et prévue dans le CFA,
- Octroi par un syndicat bancaire d'une facilité relais de 4,7 milliards d'euros, dont l'échéance était fixée au 31 juillet 2002 et a été reportée au 30 Septembre 2002, utilisée en totalité au 30 juin 2002,
- Octroi par deux constructeurs d'équipements UMTS d'un crédit fournisseur de 2 milliards d'euros, utilisé au 30 juin 2002 à hauteur de 1,2 milliards d'euros.

***

En 2001, un désaccord est apparu entre M. Gerhard Schmid, la société MobilCom, France Télécom S.A. et le Groupe quant aux modalités de mise en œuvre du CFA, notamment en ce qui concerne le plan d'activité de MobilCom en vue du développement de l'activité UMTS et la faculté accordée au groupe France Télécom d'approuver ce plan.

Cette situation était décrite comme suit dans les comptes 2001 :*« Les conditions de mise en œuvre de l'accord cadre de coopération et des engagements de financement de France Télécom S.A. font actuellement l'objet de désaccords avec l'actionnaire fondateur. Une discussion est en cours, dont le Groupe ne peut préjuger aujourd'hui de l'issue. Par ailleurs, la direction du Groupe estime, au mieux de sa connaissance actuelle, que l'accroissement de l'endettement comptable du Groupe pourrait atteindre au maximum 6 à 7 milliards d'euros à l'horizon 18 mois dans l'hypothèse où le Groupe serait amené à consolider MobilCom par intégration globale, ceci incluant à hauteur de 6,2 milliards d'euros les lignes de crédit existantes qui sont sans recours à l'égard du groupe France Télécom. Dans ce cas, les actifs de MobilCom, principalement représentés par la licence UMTS, seraient réappréciés au vu du nouveau plan d'affaires établi par le Groupe en tenant compte ou non de perspectives de consolidation du marché des mobiles en Allemagne. »*

Le 11 juin 2002, France Télécom S.A. et le Groupe ont informé MobilCom et M. Gerhard Schmid qu'ils mettaient fin au CFA, à la suite et sur le fondement d'une série de violations graves par M. Gerhard Schmid et MobilCom de cet accord, parmi lesquelles :

- M. Schmid et le Conseil de Surveillance de MobilCom ont très régulièrement détourné l'esprit et la lettre du CFA en ne reconnaissant pas le droit de regard de France Télécom S.A. et du Groupe sur l'approbation du plan d'activité de l'entreprise ;
- Ainsi que le confirme un rapport de BDO, M. Schmid a enfreint plusieurs dispositions du droit allemand des sociétés en concluant des opérations entre MobilCom et Millenium Gmbh, une société détenue par l'épouse de M. Schmid, opérations portant sur le financement par MobilCom d'achats d'actions MobilCom par la société Millenium et qui font l'objet aujourd'hui d'un contentieux entre MobilCom et la société Millenium; et,
- Suite aux violations du CFA commises par M. Schmid dans ses relations avec Millenium et au refus de M. Schmid de faire procéder par Millenium au

remboursement des sommes perçues indûment de MobilCom pour financer des achats d'actions MobilCom, France Télécom S.A. et le Groupe avaient recommandé que M. Schmid soit démis de ses fonctions. A deux occasions, lors des réunions du Conseil de Surveillance des 29 mai et 7 juin, M. Schmid avait refusé de démissionner et le Conseil de Surveillance avait rejeté des motions proposant de le démettre de ses fonctions.

Le 21 juin 2002, M. Schmid a été démis de ses fonctions de Président du Directoire par décision du Conseil de Surveillance de MobilCom.

M. Schmid et MobilCom ont nié le bien fondé de la résiliation par France Télécom S.A. et le Groupe du CFA. Le Groupe ne peut préjuger de l'issue du litige qui pourrait résulter de cette résiliation.

A la suite du départ du Directoire de M. Schmid, la nouvelle direction de MobilCom a accepté la mise en œuvre d'analyses approfondies de MobilCom au plan opérationnel, stratégique et légal menées avec des experts internes et externes pour le compte de France Télécom S.A. et du Groupe.

Les conclusions de ces analyses approfondies obtenues en août et septembre 2002 ont mis en évidence inter alia les lacunes structurelles de MobilCom, la profonde dégradation des résultats et la faible qualité de sa base de clientèle, qui ont amené France Télécom S.A. et le Groupe à conclure à l'absence de viabilité autonome de l'activité UMTS de MobilCom.

A cet égard, l'absence d'évolution du régulateur allemand quant à des possibilités d'adaptation de l'environnement réglementaire indispensable à la consolidation du marché, et la décision de la Commission européenne de considérer comme relevant du principe de subsidiarité l'aménagement des législations nationales dans ce domaine ont également concouru à la perte de perspective raisonnable de consolidation des acteurs UMTS en Allemagne telles que France Télécom S.A. et le Groupe les envisageaient lors de l'arrêté des comptes 2001.

Ainsi, au plan stratégique, l'évolution du marché allemand caractérisé par un nombre excessif de détenteurs de licence d'opérateur UMTS, l'absence de flexibilité des autorités de régulation allemandes en matière d'adaptation nécessaire de l'environnement réglementaire, indispensable à la consolidation du marché, combinées à la situation préoccupante de MobilCom révélée par les analyses approfondies réalisées et à la profonde dégradation des relations entre les actionnaires, ont conduit France Télécom S.A. et la Société à décider de ne pas rechercher la prise de contrôle de MobilCom, et France Télécom S.A. à ne plus répondre à ses demandes de concours financiers, lors de leurs Conseils d'Administration respectifs du 12 septembre 2002.

****

Dans ce contexte, la direction du Groupe estime qu'au mieux de sa connaissance actuelle, aucune provision pour risques ne doit être constituée dans les comptes au 30 juin 2002 au vu d'une appréciation de sa position juridique face aux différentes réclamations qui pourraient être formulées à son encontre. La direction du Groupe entend cependant souligner qu'elle ne peut exclure que des risques puissent se réaliser du fait de décisions judiciaires faisant droit à d'éventuelles demandes que les conseils du Groupe jugent infondées.

Wind

En octobre 2000, France Télécom a conclu avec Enel, actionnaire majoritaire de Wind, un accord concernant Infostrada, un opérateur italien de téléphonie mobile. En application des termes de cet accord, ENEL a acquis 100% du capital de la société Infostrada le 29 mars 2001 et apporté cette participation à Wind le 30 juillet 2001, ramenant la participation du Groupe dans Wind de 43,4% à un peu moins de 26,6%. Cet accord prévoit une introduction en bourse portant sur pas moins de 25% du capital de Wind , qui aura lieu seulement si les conditions de marché sont favorables. L'accord octroie également au Groupe une option d'acquisition d'actions Wind auprès d'Enel, exerçable à tout moment entre le 25ème et le 30ème mois suivant l'apport d'Infostrada à Wind, afin de porter la participation du Groupe à 76,6% de celle détenue par ENEL. Cette option est exercable à un prix de marché (et à l'intérieur d'une fourchette de prix de plus ou moins 15% autour du prix d'introduction en bourse de Wind plus 10%). Enfin, l'accord confère au Groupe une option de vente de l'intégralité de ses actions Wind à ENEL dans le cas où le Groupe, à sa seule convenance, serait en désaccord avec des actions ou des résolutions prises ou adoptées par Wind. Cette option est exerçable à un prix de marché.

Autres engagements hors bilan

- Certains accords conclus entre le Groupe et certains de ses partenaires au sein du capital de certaines filiales ou participations incluent des clauses relatives à des options d'achat ou de vente portant sur les titres de ces filiales ou participations. Certains contrats prévoient également des clauses relatives au transfert de propriété de certains titres. Les principaux accords sont les suivants :

  - Orange Dominicana S.A. (anciennement France Telecom Dominicana S.A.) : le partenaire du Groupe dans le capital de cette société dispose d'une option de vente de sa participation de 14% exerçable entre 2003 et 2007 à un prix de marché.

  - BITCO : si un des actionnaires ne respecte pas ses engagements, les autres actionnaires peuvent soit exercer une option d'achat à un prix égal à 80% de la valeur de marché, soit exercer une option de vente portant sur leurs propres actions à un prix égal à 120% de la valeur de marché. Toutefois, dans le cadre de la législation aujourd'hui en vigueur en Thaïlande, le Groupe ne peut en aucune circonstance augmenter sa participation au-delà de son taux de contrôle actuel de 49%.

- Les accords d'actionnaires qui régissent les relations entre le Groupe et ses partenaires en Italie et en Slovaquie prévoient l'exercice d'options d'achat ou de vente dans des cas de défaut grave d'un des actionnaires ou si les partenaires ne peuvent parvenir à un accord sur un sujet majeur même à l'issue d'un processus de médiation. Ces options sont en général exerçables à un prix de marché. La direction du Groupe n'a pas connaissance de litige ou de désaccord susceptible d'entrainer l'exercice de ces options.

GARANTIES

Dans le cadre de ses activités courantes, le Groupe accorde et reçoit certaines garanties dont les plus significatives au 30 juin 2002 sont les suivantes:

1. Des titres de participation et divers autres actifs détenus par le Groupe ont été nantis (ou donnés en garantie) en faveur d'établissements financiers prêteurs en couverture d'emprunts bancaires et de lignes de crédit contractés par le Groupe, représentant un montant utilisé de 3 043 millions d'euros et un montant total de 3 313 millions d'euros au 30 juin 2002.

2. La contre garantie, d'un montant de 169 millions d'euros, accordée à Enel, actionnaire majoritaire de Wind, au titre de la garantie consentie par Enel à des institutions bancaires pour le paiement différé de la licence UMTS octroyée à Wind a été ramenée à un montant de 91 millions d'euros au cours du premier semestre 2002, afin de refléter le nouveau taux de participation du Groupe dans Wind (soit, 26,6% depuis le 30 juillet 2001).

3. Le 30 juillet 2002, le Groupe a accordé une contre-garantie à France Télécom S.A. au titre de la garantie émise par France Télécom S.A., pour un montant total maximum de 101 millions d'euros, et relative aux paiements annuels de Wind aux lignes de chemins de fer italiennes dans le cadre du droit d'utilisation des infrastructures ferroviaires pour ses activités de téléphonie fixe.

4. Une garantie d'un montant maximum de 104 millions d'euros a été accordée à 3G Infrastructure Services AB, société exploitée en commun par Orange Sverige AB et deux autres opérateurs en Suède, dans le cadre d'un contrat de gestion partagée du réseau. Cette société est intégrée proportionnellement depuis le 1er janvier 2002 (voir note 23),

5. Des garanties d'un montant maximum respectif de 49 et 58 millions d'euros, qui avaient été accordées à des fournisseurs d'équipements, dans le cadre du déploiement du réseau de BITCO en Thaïlande ont fait l'objet d'une main levée au cours du semestre clos le 30 juin 2002. En février 2002, le Groupe et ses partenaires dans le capital de BITCO ont signé, de manière conjointe et solidaire, une lettre de confort en faveur de fournisseurs d'équipements et d'un pool bancaire thaïlandais, afférente à un crédit relais de 625 millions d'USD octroyé à TA Orange Company Limited pour une durée de 24 mois. Dans le cadre de cet accord, le Groupe et ses partenaires dans le capital de BITCO ont accepté de verser un montant maximum de 175 millions d'USD à TA Orange Company Ltd dans certaines circonstances limitées (principalement, dans le cas où cette société serait à cours de liquidité). Dans l'hypothèse où le contrat de

concession actuel serait converti en licence d'exploitation, le Groupe serait susceptible d'encourir des engagements financiers complémentaires à l'égard de TA Orange Company Ltd. La conversion du contrat de concession actuel ainsi que les termes et conditions d'une licence sont toutefois soumis à l'accord préalable du Groupe.

6. Orange plc bénéficie de garanties de ses anciens actionnaires, Hutchinson Whampoa et British Aerospace, ainsi que d'une assurance tiers, afin de couvrir le risque d'insolvabilité des banques dépositaires des fonds liés aux contrats de crédit-bail conclus en 1995. En ce qui concerne les contrats de crédit-bail conclus en 1997, le risque d'insolvabilité est supporté par les bailleurs.

7. Conformément aux termes d'un accord d'actionnaires, le Groupe s'est engagé, sous certaines conditions, à mettre une somme maximum de 68 millions d'euros à la disposition de la société Connect Austria Gesellschaft Für Telekommunikation Gmbh dont il détient 17,45% du capital. Cette obligation pourrait être mise en œuvre dans le cas où cette société serait en situation de défaut par rapport à ses engagements financiers. Toutefois, la direction du Groupe n'a pas connaissance de faits susceptibles de pouvoir entraîner cette mise en œuvre.

LITIGES

Le Groupe est impliqué dans diverses procédures juridiques et contentieuses non résolues qui rentrent dans le cadre de ses activités courantes. Les charges qui peuvent en résulter font l'objet de provisions quand elles sont probables et qu'elles peuvent être soit quantifiées, soit estimées à l'intérieur d'une fourchette raisonnable.

Bien qu'aucune assurance ne puisse être donnée sur l'issue des procédures en cours, la direction du Groupe estime qu'il est peu probable qu'elles puissent avoir un effet défavorable significatif sur sa situation financière au 30 juin 2002.

21. TRANSACTIONS AVEC DES ENTREPRISES LIEES

Les transactions et les soldes avec les entreprises liées, résumés ci-dessous, s'inscrivent dans le cadre de l'exploitation courantes :

Soldes avec les entreprises liées

(en millions d'euros)	Au 30 juin 2002	Au 31 décembre 2001
Dettes envers les entreprises liées		
France Télécom	4 038	3 743
Créances (y compris comptes courants de trésorerie) sur les entreprises liées		
France Télécom	770	677
Titres de participation non consolidés et sociétés mises en équivalence	205	50

Transactions avec les entreprises liées

	Semestres clos les 30 juin		Exercice clos le 31 décembre
(en millions d'euros)	2002	2001	2001
Transactions avec les entreprises liées			
France Télécom			
- Produits(1)	816	756	1 585
- Charges(1)	(1 228)	(1 006)	(2 387)

(1) Incluant les charges et produits financiers.

Les principales transactions avec les entreprises liées sont relatives à l'interconnexion entre réseaux.

22. EVENEMENTS POST CLOTURE

- Le 1er juillet 2002, conformément aux intentions exprimées lors de l'introduction en bourse de la Société en février 2001, le Groupe a acquis une participation de 71,25% dans le capital de la société égyptienne MobiNil Telecommunications S.A.E ("MobiNil") auprès du groupe France Télécom pour un prix en numéraire de 324 millions d'euros, assurant un contrôle conjoint de MobiNil avec

Orascom Telecom Holding S.A.E. son partenaire et co-actionnaire. MobiNil détient 51% de Egyptian Company for Mobile Services S.A.E. ("ECMS"). ECMS a été constituée en 1998 et une licence GSM 900 lui a été octroyée la même année. Avec 2,1 millions de clients actifs au 31 mars 2002, ECMS est le premier opérateur mobile en Egypte. Au cours de l'exercice clos le 31 décembre 2001, ECMS a enregistré un chiffre d'affaires consolidé de 507 millions d'euros[1], un EBITDA de 233 millions d'euros[1] et un résultat net de 74 millions d'euros[1].

- Le 8 juillet 2002, le Groupe a approuvé l'augmentation de capital de la société Orange Holding A/S pour un montant de 177 millions d'euros, à laquelle le Groupe a participé à hauteur de 156 millions d'euros en incorporant une partie de son compte courant d'actionnaire au capital. Cette opération a eu pour effet d'augmenter le taux de détention du Groupe dans le capital de la société Orange Holding A/S de 53,58% à 66,08%, dans la mesure où les co-actionnaires du Groupe n'ont pas participé à l'augmentation de capital.

- Suite à la confirmation par la Cour Internationale d'Arbitrage le 4 juillet 2001 des pleins droits d'actionnaire du Groupe dans Connect Austria, à hauteur de 17,45% du capital, un rééquilibrage des avances d'actionnaires avec les autres actionnaires de Connect Austria a été opéré en juillet 2002. En conséquence, le Groupe a accordé une avance complémentaire de 99 millions d'euros à Connect Austria, qui représente la quote-part du Groupe (sur la base de son taux de participation) dans le financement de cette société telle qu'elle aurait du être versée par le Groupe s'il avait été un actionnaire actif de cette société pendant la durée du litige.

- En juillet 2002, une licence UMTS a été octroyée à Orange Slovensko A.S. par le gouvernement slovaque pour une durée de 20 ans. Le Groupe paiera une redevance initiale de 33 millions d'euros avant la fin de l'exercice 2002 et une redevance annuelle représentant 0,08% des revenus générés par l'exploitation de la licence. Selon les termes de ce contrat, l'exploitation commerciale de la licence devrait commencer d'ici à 2006 et 20% de la population devrait être couverte.

[1] Chiffres publiés par ECMS (à 100%) et calculés sur la base d'un taux de change de 4,58 livres égyptiennes pour un euro.

23. PERIMETRE DE CONSOLIDATION

En 2001, les principales évolutions du périmètre de consolidation ont été les suivantes :

- Le Groupe a participé à la création des sociétés suivantes en 2001 :

  - Orange Sverige AB: le groupe a participé à la création de cette société avec une participation initiale de 51% et a acquis au cours du même exercice des participations complémentaires (voir ci-dessous),

  - Orange Promotions S.A., Inventmobile S.A., Mobile for Business SNC, Orange International SAS.

- Le Groupe a acquis des participations complémentaires dans le capital des filiales suivantes au cours de l'exercice 2001 :

  - Le 16 janvier 2001, le Groupe a acquis une participation complémentaire de 8% dans le capital de la société Dutchtone N.V., portant ainsi sa participation totale à 100%,

  - Le Groupe a augmenté sa participation dans le capital de la société Orange Communications S.A. de 85% à 99,75%, à travers les opérations suivantes :

    - Les 15 mars et 3 septembre 2001, le Groupe a acquis respectivement des participations complémentaires de 2,5% et 5%, suite à l'exercice de leurs options de vente par deux de ses co-actionnaires, portant ainsi la participation du Groupe dans Orange Communications S.A. à 92,5%,

    - Le 7 novembre 2001, le Groupe a souscrit à une augmentation de capital d'Orange Communications S.A. diluant ainsi les actionnaires minoritaires et portant la participation totale du Groupe dans le capital

d'Orange Communications S.A. de 92,5% à 99,75%.

- Suite à la création de la société Orange Sverige AB (voir ci-dessus), le Groupe a acquis des participations complémentaires (34% le 29 août 2001, 10% le 3 décembre 2001 et 3% le 27 décembre 2001), augmentant sa participation totale de 51% à près de 98% au 31 décembre 2001.

- En janvier 2001, le Groupe a conclu un accord avec les autres actionnaires de BITCO relatif à l'acquisition d'une participation complémentaire de 15%, augmentant sa participation totale de 34% à 49%.

- Les participations du Groupe dans Wind et MobilCom ont été réduites en 2001 :

  - La partenaire du Groupe dans le capital de Wind, ENEL, a acquis 100% du capital de la société Infostrada le 29 mars 2001 et a apporté cette société à Wind le 30 juillet 2001, réduisant le taux de participation du Groupe de 43,4% à moins de 26,6% (voir note 18),

  - La participation du Groupe dans le capital de MobilCom a été réduite de 28,5% à 28,3%, suite à la conversion en actions d'obligations convertibles détenues par certains salariés de MobilCom.

- Hutchison Telecommunications (France) S.A., Orange France Holding S.A. et Dutchtone Multimedia N.V. ont été absorbées par d'autres filiales du Groupe en 2001,

- GlobtelNet A.S. a été consolidée pour la première fois en 2001.

Au cours du semestre clos le 30 juin 2002, les principales évolutions du périmètre de consolidation ont été les suivantes :

- Le Groupe a racheté les titres des actionnaires minoritaires des sociétés Orange Sverige AB (participation de 2%) et Orange Communications S.A. (participation de 0,25%) portant sa participation totale à 100% dans le capital de ces sociétés,

- GlobtelNet A.S., société dans laquelle le Groupe détenait une participation de 85%, a été absorbée par Orange Slovensko A.S. en janvier 2002, ce qui a entrainé une légère diminution du taux de participation du Groupe dans Orange Slovensko A.S. de 64,27% à 63,88%,

- Orange Services S.A. et Orange Clients S.A. ont été absorbées par Orange France S.A.,

- Mobiles et Permission S.A. et 3G Infrastructure Services AB ont été consolidées pour la première fois,

- La société Rapid Link a été liquidée.

FRANCE

SOCIETES CONSOLIDEES PAR INTEGRATION GLOBALE

		% intérêt	% contrôle	% intérêt	
Société	Pays	30 juin 2002	30 juin 2002	30 juin 2001	31 décembre 2001
Orange France S.A. (anciennement FTM S.A.)	France	99,86%	99,86%	99,86%	99,86%
Orange Caraïbe S.A. (anciennement France Caraïbe Mobiles S.A.)	France	100,00%	100,00%	100,00%	100,00%
Orange Distribution S.A. (anciennement France Télécom Mobiles Distribution S.A.)	France	99,86%	100,00%	99,86%	99,86%
Orange Services S.A. (anciennement France Télécom Mobiles Services S.A.)	France	-	-	99,86%	99,86%
Rapp 6	France	99,86%	100,00%	99,86%	99,86%
Orange Supports et Consulting (anciennement Télémate)	France	99,86%	100,00%	99,86%	99,86%
Orange Clients S.A. (anciennement France Télécom Mobiles Clients S.A.)	France	-	-	99,86%	99,86%
Orange Réunion (anciennement France Télécom Mobiles La Réunion)	France	99,86%	100,00%	99,86%	99,86%
Orange Promotions S.A. (anciennement France Télécom Mobiles Promotions S.A.)	France	99,86%	100,00%	99,86%	99,86%
Mobiles et Permissions S.A.	France	99,86%	100,00%	-	-

SOCIETES CONSOLIDEES PAR INTEGRATION PROPORTIONNELLE

		% intérêt	% contrôle	% intérêt	
Société	Pays	30 juin 2002	30 juin 2002	30 juin 2001	31 décembre 2001
Darty France Télécom	France	49,93%	50,00%	49,93%	49,93%
Fidecall	France	49,93%	50,00%	49,93%	49,93%
Inventmobile S.A.	France	49,93%	50,00%	49,93%	49,93%
Mobile Internet for Business S.N.C.	France	49,93%	50,00%	49,93%	49,93%

ROYAUME-UNI

SOCIETES CONSOLIDEES PAR INTEGRATION GLOBALE

Société	Pays	% intérêt 30 juin 2002	% contrôle 30 juin 2002	% intérêt 30 juin 2001	% intérêt 31 décembre 2001
Orange plc	Angleterre	100,00%	100,00%	100,00%	100,00%
Orange Austria Ltd	Angleterre	100,00%	100,00%	100,00%	100,00%
Orange Cellular Services Ltd (anciennement Hutchison Cellular Services Ltd)	Angleterre	100,00%	100,00%	100,00%	100,00%
Orange Holdings Ltd	Angleterre	100,00%	100,00%	100,00%	100,00%
Orange Holdings (UK) Ltd	Angleterre	100,00%	100,00%	100,00%	100,00%
Orange International Ltd	Angleterre	100,00%	100,00%	100,00%	100,00%
Orange Mobile Data UK Ltd (anciennement Hutchison Mobile Data (UK) Ltd)	Angleterre	100,00%	100,00%	100,00%	100,00%
Orange Overseas Holdings Ltd	Angleterre	100,00%	100,00%	100,00%	100,00%
Orange Overseas Holdings No.2 Ltd	Angleterre	100,00%	100,00%	100,00%	100,00%
Orange Paging (UK) Ltd (anciennement Hutchison Paging (UK) Ltd)	Angleterre	100,00%	100,00%	100,00%	100,00%
Orange Personal Communications Services Ltd	Angleterre	100,00%	100,00%	100,00%	100,00%
Orange Retail Ltd	Angleterre	100,00%	100,00%	100,00%	100,00%
Orange 3G Ltd	Angleterre	100,00%	100,00%	100,00%	100,00%
The Point Telecommunications Ltd (anciennement Hutchison Personal Communications Ltd)	Angleterre	100,00%	100,00%	100,00%	100,00%

RESTE DU MONDE

SOCIETES CONSOLIDEES PAR INTEGRATION GLOBALE

Société	Pays	% intérêt 30 juin 2002	% contrôle 30 juin 2002	% intérêt 30 juin 2001	% intérêt 31 décembre 2001
Orange International Developments Ltd	Bahamas	100,00%	100,00%	100,00%	100,00%
Wirefree Services Belgium (anciennement France Télécom Participations Belgium)	Belgique	100,00%	100,00%	100,00%	100,00%
Mobistar Corporate Solutions	Belgique	50,79%	100,00%	50,93%	50,79%
Mobistar S.A.	Belgique	50,79%	50,79%	50,93%	50,79%
Vista Cellular Ltd	Botswana	51,00%	51,00%	51,00%	51,00%
Rapid Link (liquidée)	Chine	-	-	67,00%	67,00%
Orange International S.A.S.	France	100,00%	100,00%	-	100,00%
Orange France Holding S.A.	France	-	-	100,00%	-
Orange Côte d'Ivoire (anciennement Société Ivoirienne de Mobiles)	Côte d'Ivoire	85,00%	85,00%	85,00%	85,00%
Orange Cameroun S.A. (anciennement Société Camerounaise de Mobiles S.A.)	Cameroun	70,00%	70,00%	70,00%	70,00%
Wirefree Services Denmark A/S (anciennement France Télécom Participations Denmark A/S)	Danemark	100,00%	100,00%	100,00%	100,00%
Orange A/S (anciennement Mobilix A/S)	Danemark	53,58%	100,00%	53,58%	53,58%
Orange Holding A/S (anciennement Mobilix Holding A/S)	Danemark	53,58%	53,58%	53,58%	53,58%
Orange Dominicana S.A. (anciennement France Télécom Dominicana S.A.)	République Dominicaine	86,00%	86,00%	86,00%	86,00%
Telsea	Ile Maurice	51,00%	51,00%	51,00%	51,00%
Société Malgache de Mobiles	Madagascar	33,61%	65,90%	33,61%	33,61%
Dutchtone N.V.	Pays-Bas	100,00%	100,00%	100,00%	100,00%
Dutchtone Retail	Pays-Bas	100,00%	100,00%	-	100,00%
Orange International B.V.	Pays-Bas	100,00%	100,00%	100,00%	100,00%
Orange Romania S.A. (anciennement MobilRom S.A.)	Roumanie	67,81%	67,81%	67,81%	67,81%
Orange Slovensko A.S. (anciennement Globtel A.S.)	Slovaquie	63,88%	63,88%	64,00%	64,27%
GlobtelNet A.S.	Slovaquie	-	-	85,00%	85,00%
Orange Sverige AB	Suède	100,00%	100,00%	51,00%	97,96%
Orange Communications S.A.	Suisse	100,00%	100,00%	87,50%	99,75%

SOCIETES CONSOLIDEES PAR INTEGRATION PROPORTIONNELLE

Société	Pays	% intérêt 30 juin 2002	% contrôle 30 juin 2002	% intérêt 30 juin 2001	% intérêt 31 décembre 2001
3G Infrastructure Services AB	Suède	33,33%	33,33%	-	-

SOCIETES MISES EN EQUIVALENCE

Société	Pays	% intérêt 30 juin 2002	% contrôle 30 juin 2002	% intérêt 30 juin 2001	% intérêt 31 décembre 2001
Wind Telecomunicazioni S.p.A. (Group)	Italie	26,58%	26,58%	43,37%	26,58%
MobilCom A.G. (Group)	Allemagne	28,27%	28,27%	28,39%	28,31%
Bangkok Inter Teletech Company Ltd. - ("BITCO")	Thaïlande	49,00%	49,00%	49,00%	49,00%
TA Orange Company Ltd	Thaïlande	48,91%	48,91%	48,91%	48,91%

"ORANGE WORLD"

SOCIETES CONSOLIDEES PAR INTEGRATION GLOBALE

Société	Pays	% intérêt 30 juin 2002	% contrôle 30 juin 2002	% intérêt 30 juin 2001	% intérêt 31 décembre 2001
Ananova Ltd	Angleterre	100,00%	100,00%	100,00%	100,00%
Orange Services US, Inc.	Etats-Unis	100,00%	100,00%	100,00%	100,00%
Wildfire Communications, Inc.	Etats-Unis	100,00%	100,00%	100,00%	100,00%
Orange World, Inc.	Etats-Unis	100,00%	100,00%	100,00%	100,00%

SOCIETES MISES EN EQUIVALENCE

Société	Pays	% intérêt 30 juin 2002	% contrôle 30 juin 2002	% intérêt 30 juin 2001	% intérêt 31 décembre 2001
Book2eat.com Holdings Ltd (en liquidation)	Angleterre	41,74%	41,74%	41,74%	41,74%
NewsTakes, Inc. (en liquidation)	Etats-Unis	25,00%	25,00%	25,00%	25,00%